     Technical Report
Resource modeling & estimation
Joanna (Hosco) Gold deposit
Aurizon Mines Ltd.

Respectfully submitted to:
Aurizon Mines Ltd.

Date: March 28rd, 2007

By:
Systèmes Géostat International Inc.
10, boul. de la Seigneurie Est, Suite 203
Blainville, Québec, Canada, J7C 3V5
Phone: (450) 433-1050
Fax: (450) 433-1048
E-mail: info@Geostat.com

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Table of Contents

Table of Contents	1
List of Figures	3
List of Figures	3
List of Tables	4
1- Summary	5
2- Introduction and Terms of Reference	10
2.1 Terms and units used	10
3- Reliance on Other Experts	12
4- Property Description and Location	13
4.1 Location	13
4.2 Property description	14
4.3 Royalties	17
5- Accessibility, Climate, Local Resources, Infrastructures and Physiography	18
5.1 Accessibility	18
5.2 Climate	18
5.2.1 Precipitation	18
5.2.2 Temperature	18
5.2.3 Winds	18
5.3 Local resources	19
5.4 Infrastructures	19
5.5 Physiography	19
6- History	20
7- Geological Setting	23
7.1 Regional geology	23
7.2 Local Geology	24
8- Deposit Type	25
9- Mineralization	26
9.1 Historical nomenclature of the zones	26
9.2 New labelling of the mineralized corridors	27
9.3 Other mineralization	29
10- Exploration work	30
10.1 Survey	35

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10.1.1 Grids used on the property	35
11- Drilling, Mapping and Trenches	37
11.1 Recent drilling and validation	39
12- Sampling Method and Approach	40
13- Sample Preparation, Analyses and Security	42
13.1 Sample preparation and analysis	42
13.1.1 Sample preparation at the laboratory	43
13.1.2 Analyses at the laboratory	43
13.2 Quality control program	44
13.3 Security	45
14- Data Verification	46
14.1 Independent sampling	46
15- Adjacent Properties	49
16- Mineral Processing and Metallurgical Testing	51
17- Mineral Resource Estimates	53
17.1 Mineral resources	53
17.1.1 Data used	53
17.1.2 Mineralized envelope	54
17.1.3 Composites	60
17.1.3.1 3D composites and analysis of high Au grades	72
17.1.4 Spatial continuity of the gold mineralization	74
17.1.5 Parameters for estimation of mineral resources	75
17.2 Mineral reserves	81
18- Other Relevant Data and Information	82
18.1 Validation of resource estimate due to no activation of survey data	82
18.2 Current diamond drilling	83
18.3 Geotechnical investigation of the overburden	84
19- Interpretation and Conclusions	85
20- Recommendations	87
21- References	89
22- Signature Page	96
Certificate of Claude Duplessis, eng	97
Appendix 1: CD-ROM containing the project data	99
Appendix 2: List of claims	100

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List of Figures

Figure	1: Property location	13
Figure	2: Location of the 2006 Joanna claims in yellow with perimeter of all properties acquired or optioned by Aurizon in Green	14
Figure	3: Property in 2006 with projection to surface of the resource model in red (Hosco)	15
Figure	4: Validation of the titles on line, example Claim CL-3707444 from GESTIM	16
Figure	5: Geology map with property boundaries in 2006	24
Figure	6: Historical cross section of the mineralization (After Roche SASU in 1984)	25
Figure	7: Mineralization observed in core prior to core splitting	27
Figure	8: Detailed aspect of the mineralization, quartz veining with disseminated sulfides in control core after splitting	28
Figure	9: Local GML grid conversion parameters	36
Figure	10: Plan view of the holes drilled on the Joanna property, local GML grid	38
Figure	11: Core rack at the geological contractor site in BelleCombe	39
Figure	12: Example of the computerized test holes data on level 4889mZ	40
Figure	13: Sawing of core and sampling at contractor’s core shack	42
Figure	14: Adjacent Properties	49
Figure	15: Plan view of the zones at 4957m elevation	54
Figure	16: Location of underground workings and drill hole trace plan view	55
Figure	17: Location of underground workings and drill hole trace looking north	56
Figure	18: Location of underground workings and drill hole looking southwest downward	56
Figure	19: Cross section looking west on 8950mE with inclined shaft and levels	56
Figure	20: Cross section 8950mE with interpretation of mineralized zones	57
Figure	21: Cross section 8602mE with interpretation of mineralized zones	57
Figure	22: Interpretation of the zones in plan at elevation 4977.5mZ	58
Figure	23: Isometric view looking southwest of the cross section blocks	58
Figure	24: Isometric view looking southwest of the level interpretation	59
Figure	25: Histogram of 3D composites	72
Figure	26: Cumulative Frequency of gold g/t 3D composites	73
Figure	27: Variogram of Au 3D composites	74
Figure	28: Distribution of Indicated resource (in red) at level 4957m	76
Figure	29: Block gold grade distribution in bench 4957Zm	77
Figure	30: Longitudinal view of the block model colour coded	77
Figure	31: Diamond drill at Joanna	83
Figure	32: Geotechnical drilling at Joanna	84

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List of Tables

Table	1: List of abbreviations	11
Table	2: Metal scan of one third of the control samples	29
Table	3: Most significant results from the early 2007 on going drilling	33
Table	4 Comparison of old gold values versus re-assay and assaying on core not previously sampled, new 2007 data	34
Table	5 : Summary of drilling and development	37
Table	6: Control assay results from laboratories	47
Table	7: Between laboratory verification table	48
Table	8: List of ore zone limits used in the estimation of resources	71
Table	9: Block model geometric parameters (origin on block 1,1,1 center)	75
Table	10: Search ellipsoid parameters	75
Table	11: Classified benchwise resources 0.5g/t cut-off (openings not excluded)	79
Table	12: Classified resources historical production excluded numbers are rounded	80

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1- Summary

Geostat Systems International Inc. (“Geostat”) was commissioned by Aurizon Mines Ltd. ("Aurizon" or the "Company") to prepare an independent mineral resource estimate based on data available from drill holes completed by previous operators, in accordance with the Standards of Disclosure for Mineral Projects as defined by N1 43-101 on the Joanna property as per 2006 available data.

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, (the Joanna claims), comprising 67 claims, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company, of which $121,950 in cash and 7,500 shares at a fair value of $28,050 have been paid and issued to December 31, 2006. On October 13, 2006, 50,000 shares were issued at a fair value of $149,000 pursuant to the option agreement. Exploration expenditures of $1 million must be incurred by the first anniversary of the date of the letter of intent, of which $119,219 had been incurred as at December 31, 2006. An advance royalty of $500,000 is payable upon completion of a feasibility study on the property.

i.

Joanna – O’Connor: Aurizon has also acquired, for cash, a 100% interest in three claims from Terrence O’Connor. The claims are situated along the eastern boundary of the property and along the strike of the gold bearing system. Aurizon plans to initiate a surface drill program on these claims in 2007.

ii.

Joanna – Henriksen: Aurizon has signed a letter of intent to acquire, by way of option, a 100% interest in the Henriksen block, subject to a 2% net smelter royalty, from Crus Tal Exploration. The property comprises twenty claims along the north-western boundary of the property and along the strike of the gold bearing system. Aurizon plans to initiate surface exploration on this property in the summer of 2007. To earn a 100% interest in the Henriksen Property, Aurizon will be required to incur aggregate exploration expenditures of $350,000 and make cash payments totalling $100,000, over three years.

The property in 2006 was made up of 67 claims covering 1580 hectares and is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117. With the O’Connor acquisition of 3 claims and the option of the Henriksen property (20 claims) in early 2007, the property now comprises 90 claims covering 2,523 hectares. The property is accessible via a gravel road to the old shaft collar of the Hosco mine. Some concrete slabs remain as evidence of the previous mining activities. The north-south gravel road crosses a railway line, which runs east-west. The railway line does not pass over any previously identified gold mineralization. All mining titles are in good standing.

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Aurizon is currently conducting exploration activity on the property comprising diamond drilling, re-sampling core from previously drilled holes and geotechnical investigation of the overburden, all in accordance with government regulations.

The deposit lies beneath a swamp and the overburden thickness ranges from 5 to14 metres based on available information. Due to the prevalence of the swamp, it is preferable and easier to perform surface drilling in the winter months. If drilling is to occur in summer, special authorization will be required as the area is classified as a wet land as per Article 22 of the Law on the Protection of the Environment of the Province of Quebec.

Gold mineralization is found in veins within a package of sedimentary units along a 5 kilometre stretch. The property was mined previously from underground to a maximum depth of 200 metres. Historic production grades were estimated at 6.5 grams/tonne gold and a total of 46,000 metric tonnes were mined. A surface drill program has been initiated to test the dip potential of the property to a depth of at least 500 metres. Information obtained from the current drilling suggests that mineralization appears to be disseminated sulphide in metasediment, rather than the expected quartz vein association.

Deformation within the sediments is weak to moderate because of the high grade metamorphism. Interlayered mafic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system. Gold enrichment is adjacent to the mafic unit, and is related to fine grain arsenopyrite in a biotite rich matrix. Narrow, widely spaced, quartz veins with higher grades have been intersected.

The veins are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams per tonne. The corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres. Mineralization follows multiple distinct zones, along a dip of 55 degrees to the north with a western plunge. Five zones have been clearly identified, with two of them, the Principal North and North East zones, on the north side of the fault. Three zones, the Principal South, South West and South East zones, are located south of the Cadillac fault, which separates the mineralized zones and is barren in terms of gold mineralization.

The continuity of the mineralized zone on strike and dip has been confirmed by Geostat Systems International Inc. Modelling of the Principal South zone with historical data indicates continuity of 1,200 metres along strike and continuity to a vertical depth of 300 metres from surface.

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  Mr Claude Duplessis, Eng.,, Manager of Geostat Systems International Inc., visited the site in early 2007, and has taken independent samples from the on- going drill campaign and has also reviewed the core and data. This site visit was done in order to complete the NI 43-101 report of the resource calculation of the Joanna project.

  Historically, the defined mineralization at Hosco was considered refractory as gold occurs as fine inclusions in arsenopyrite sulphide. However, with new techniques and a combination of mineral processing, involving gravity, flotation of sulphides and regrinding of concentrates with cyanide, leaching of the concentrates could improve gold recoveries.

  NI 43-101 compliant resources are:

JOANNA MINERAL RESOURCE ESTIMATE

	Indicated			Inferred
Cut-off
grade (grams		Gold Grade	Gold		Gold Grade	Gold
per tonne)	Tonnes	Grams/tonne	Ounces	Tonnes	Grams/tonne	Ounces
0	5,505,000	1.76	310,700	23,392,000	1.48	1,116,500
0.5	5,398,000	1.78	308,800	21,838,000	1.57	1,102,500
1	4,583,000	1.95	288,400	16,244,000	1.84	962,800

The above figures exclude historical production and numbers are rounded.

  The specific gravity used in the tonnage calculation is 2.68 tonnes per cubic metre.

  The mineral resource estimate reflects the status of the Joanna project as of December 31, 2006, and does not take into account the new Aurizon drilling program currently in progress nor re-assay and extended sampling. Data from three hundred and eighty one (381) drill holes completed by previous operators have been used for the mineral resource estimate. The holes were drilled between section 7300 East and 9500 East down to 400 meters with an average spacing of forty metres.
  Aurizon has computerized and validated the historical data available on hard copy documents and has also converted the imperial data into metric as necessary. In preparing the mineral resource estimate, Geostat visited the site, took independent samples and reviewed the core and the data.

  Although previous data indicates that higher grade intervals were intersected, higher grades were capped at 25 grams of gold per tonne. In addition to the higher grades, multiple assays returned grades between 0.5 and 2.0 grams of gold per tonne.

  The interpretation of the cross sections has been modeled on five meter benches from surface to a depth of 400 metres. The block model has been estimated on blocks of 5 metres east by 5 metres vertical along the dip by 2 metres north. The

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blocks within an ellipsoid of 50 metres along the East-West strike, 25 metres along the dip and 10 metres across with a minimum of 8 composites from 4 holes are classified as indicated mineral resources. The others within the mineralized envelope are classified as inferred mineral resources.

  The author considers that there is considerable potential to increase the mineral resources on the property and potential to define mineral reserves by open pit.

  The author recommends Aurizon carry out all the necessary work and property acquisition payments to secure its mining rights with the optionees.

  The author recommends further drilling to increase the lateral extension westward and eastward, as the mineralized zones are open in both directions and at depth.

  The author recommends the following two phase program:

o This first phase: continuation of the current program to confirm extension at depth and laterally, which will also comply with the legal requirements of the option agreement on the Joanna claims of $1 million dollars.

o The second phase has four objectives:

• Complete data compilation of the O’Connor & Henriksen claims for approx. $50,000;

• Initiate metallurgical test work on the new drill core on the original Joanna claims for approx. $50,000;

• Carry out a geophysical survey on the property for approx. $50,000;

• Should drilling from the first phase program prove positive, continue exploration drilling for up to 10,000 metres for approx. $1 million; and carry out 15,000 metres of infill drilling on the original Joanna claims for approx. $1,500,000.

  Within the metallurgical test work program, the author recommends that testing focus on the definition of the best grinding size to liberate the sulfides from the rock and then carrying out the optimization of the flotation process to maximize recovery of the sulfides. The tests should also include scalping of heavies with a knelson concentrator or similar equipment prior to flotation. After the flotation process is optimized, optimization of the grinding cyanidation, to liberate the gold from the sulfides, should be carried out. The fine rejects of this could be returned with the tails of the flotation for filtering. With what we know now and what we have seen with new technologies and possible combination of methodologies, and the actual recoveries from the prior experiences and tests, it appears that potential recoveries in the 95% range could be attained. All the laboratory tests have to be done to properly assess the potential mill recoveries within this scheme. Roasting of concentrate is not an option in Canada any more and, taking into consideration the cold weather in the area, bacterial attack is not recommended.

  The author recommends Aurizon carry out a preliminary economic assessment once current drilling and metallurgical testing are completed to determine the potential economic value of the property.

  If warranted, the Certificates of Authorization required for a bulk sample, in the 100,000 tonnes range and for potential commercial mine production , should be

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  prepared as soon as possible, since obtaining the requisite government approvals can take considerable time.

  In the short term, in addition to previous recommendations, Aurizon should prepare the procedures and obtain the necessary authorizations to drill this summer in the swamp by building a small access road. This should enable Aurizon to start the infill drill program in summer 2007.

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2- Introduction and Terms of Reference

This technical report was prepared by Geostat for Aurizon to support disclosure of mineral resources and describes the basis and methodology used for modelling and estimation of the resources of the Joanna (previously Hosco mine) gold deposit from historical data only. The report also presents a full review of the history, geology, mining and metallurgical testing of the Joanna (Hosco) deposit and provides recommendations for future works.

Geostat was commissioned to prepare an independent estimate of the mineral resources of the Joanna deposit with a large volume low grade perspective. Aurizon supplied electronic format data from which Geostat built and validated a final updated database. For the purposes of the resource estimate only the zone associated with the old Hosco mine is studied from 7575East to the west.

The author visited the site for this evaluation.

  Claude Duplessis, Eng., visited the site on the 8th March 2007, for inspection of available core, independent sampling of ongoing diamond drilling and geotechnical investigation campaigns and also for a review of quality control on sampling of the new holes.

In this document, the following terms are used:

Aurizon: Aurizon Mines Ltd. or the company
Joanna: Name of the property used by Aurizon.
Hosco: Former name of the mine site and its deposit used in previous reports.
Geostat: Systèmes Géostat International Inc., firm of consultants mandated to complete this study.

The information herein is derived from a review of the documents listed in the References and from information provided by personnel of Aurizon Mines Ltd., in particular Mr. Ghislain Fournier P. Eng., Corporate Development Manager of Aurizon. The author communicated on a regular basis with Aurizon management. A complete list of the reports available to the author is found in the References section of this report.

2.1 Terms and units used

The imperial system was used in the past at Hosco and all data has been converted to metric system into the same coordinate system by technical personnal of Aurizon under supervision of Mr. Fournier. However some reference to past document information may appear in the the original imperial mine systems. Otherwise, all measurements in this report are presented in meters (m), metric tonnes (tonnes) , grades in grams per tonnes (g/t) and ounces are in troy ounces unless mentioned otherwise. Monetary units are in Canadian dollars (CA$) unless when specified in United States dollars (US$).

A table showing abbreviations used in this report is provided below.

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tonnes or mt	Metric tonnes
tpd	Tonnes per day
Ton corr	Tonnage corrected according to the zone dip
t, st, ST, ton	Short tons (0.907185 tonnes)
kg	Kilograms
g	Grams
oz	Troy ounce (31.1035 grams)
oz/t	Troy ounce per short ton
g/t	Grams/tonne or ppm
NSR	Net Smelter Return
ppm, ppb	Parts per million, parts per billion
ha	Hectares
ft	Feet
In	Inches
m	Metres
km	Kilometres
m³	Cubic metres

Table 1: List of abbreviations

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3- Reliance on Other Experts

The author does not rely on other experts.

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4- Property Description and Location

4.1 Location

In 2006 the property was made up of 67 claims covering 1580 hectares, located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117. With the acquisition of the O’Connor (3) and Henriksen (20) claims in early 2007 the property now comprises 90 claims covering 2,523 hectares. The property is accessible via a gravel road to the old shaft collar of the Hosco mine. Some concrete slabs remain as evidence of the previous mining activities. The north-south gravel road crosses a railway line, which runs east-west. The railway line does not pass over any previously identified gold mineralization. The following figure shows regional location of the property. It is located in the Joannes Township, Province of Québec two kilometers north-est of the Rouyn-Noranda airport. The property is located in the Municipality of Rouyn-Noranda. The project sits in the 32D02 map in the NTS system.

Figure 1: Property location

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4.2 Property description

The topography of the area is rather flat and swampy, particularly in the north half of the property. Outcrops occur mainly in the southern part of the claim group. The overburden consists of till fluvio gracial and lacustre deposits and is generally less than 15 meters thick. The property is well located regarding access (air, road & train), electricity, water and manpower.

Figure 2: Location of the 2006 Joanna claims in yellow with perimeter of all properties acquired or optioned by Aurizon in Green.

The property within the green perimeter including claims in yellow, blue and pink in the Figure 2 above is north of a proposed protected area which has been excluded for exploration and mining activities. Details of the acquisitions of the Henriksen and O’Connor properties are included in the Royalties section of this report.

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Figure 3: Property in 2006 with projection to surface of the resource model in red (Hosco)

Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year. All statutory work and tax payments are in good standing.

Geostat has verified the status of each claim, example of the online validation with the Quebec Minister of Mines GESTIM system is presented in the following figure for CL-37077444.

List of the mining rights block of Aurizon Mines is in appendix 2.

The Joanna property is surrounded by claims owned mostly by Agnico Eagle, Valiquette, IAMGOLD(Cambior), Alexandria and Vantex as shown in figure 3.

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https://gestim.mines.gouv.qc.ca/MRN_GestimP_Presentation/commun/ODM00901_Afficher_Info_Titre.as - Window...

Terrain : CJ045 R 0007 0031 0

Feuillets :	32D02	**Type de territoire :**	Canton/Seigneurie
Canton/Seigneurie :	JOANNES	**Type de polygone :**	Rang/Lot
Rang :	0007	**Superficie du polygone* :**	42,56
Lot :	0031	**Contrainte(s) à l'activité minière :**	Non
Section :	0	**Date d'ouverture :**	2000/11/22
Territoire de tarification :	Sud	**Coût d'inscription :**	50,00 $
Numéro du polygone :**	402376807		

* [illegible] ** [illegible]

Titres

CL3707444 (A)

Titre minier

Informations sur le titre minier	
Numéro du titre	CL3707444
Statut du titre	Actif
Superficie (ha)	40,00
Date d'inscription	1978/02/15
Date d'expiration	2009/01/27
Date de jalonnement	1978/01/29
Nombre de renouvellements	9
Excédent au titre	11 339,85 $
Travaux requis au prochain renouvellement	2 500,00 $
Droits requis au prochain renouvellement*	50,00 $
Dossier de renouvellement en traitement	Non
Dossier de déclaration de travaux en traitement	Non

Description :

N/D:90 298 004 1/2S+1/2N ART.346

Commentaire de localisation :

Contrainte :

Done Internet 100%

JOANNES (32D02)
Localisation : R000700310
Superficie du polygone (ha) : 42.56
Titre : CL-3707444 (A)
Titulaire(s) : (5057) MINES AURIZON LTEE 100pct
Lac Joannes

Figure 4: Validation of the titles on line, example Claim CL-3707444 from GESTIM

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4.3 Royalties

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna claims, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company, of which $121,950 in cash and 7,500 shares at a fair value of $28,050 have been paid and issued to December 31, 2006. On October 13, 2006, 50,000 shares were issued at a fair value of $149,000 pursuant to the option agreement. Exploration expenditures of $1 million must be incurred by the first anniversary of the date of the letter of intent, of which $119,219 had been incurred as at December 31, 2006. An advance royalty of $500,000 is payable upon completion of a feasibility study on the Joanna claims.

Early 2007 Aurizon acquired for cash a 100% interest in three claims from Terrence O’Connors. The claims are situated along the eastern boundary of the property and along the strike of the gold bearing system. Aurizon plans to initiate a surface drill program on these claims in 2007. No royalty is payable on the O’Connor claims.

Aurizon has also signed a letter of intent to acquire, by way of option, a 100% interest in the Henriksen block, subject to a 2% net smelter royalty, from Crus Tal Exploration. The property comprises twenty claims along the north-western boundary of the property and along the strike of the gold bearing system. Aurizon plans to initiate surface exploration on this property in the summer of 2007.

To earn a 100% interest in the Henriksen Property, Aurizon will be required to incur aggregate exploration expenditures of $350,000 and make cash payments totalling $100,000, over three years.

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5- Accessibility, Climate, Local Resources, Infrastructures and Physiography.

5.1 Accessibility

The Joanna project is located in the Joannes Township in the Province of Québec. It is 20 km east of Rouyn-Noranda, just north off Highway 117. The property is accessible via a gravel road to the old shaft collar of the Hosco mine.

5.2 Climate

The climatologic data used to characterize the sector under study comes from the meteorological station of Val-d’Or, Québec. These observations were carried out during 1961-1991. For surface exploration purposes, the climate and length of the cold season have an impact on the access due to soft ground.

5.2.1 Precipitation

On average, 928 mm of water falls annually in the area. The most abundant precipitation falls in September, with 103 mm of water. Average monthly precipitation ranges from 48 mm in February to 103 mm in September.

Snow falls from October to April, but is much more significant from November to March. The average for these five months is 26 mm, expressed in mm of water.

The pH of the precipitation measured at the Joutel station in 1991 varies from 4.30 in November to 4.78 in June (MEF, 1993).

5.2.2 Temperature

In the area of Val-d’Or, the average daily temperature is slightly over the freezing point, i.e. 1.6°C. The average temperature during July reaches 17°C, while the temperature in January falls to -16°C.

5.2.3 Winds

The anemometric data collected in Val d’Or between 1961 and 1991 show that from June to January the southwest winds are dominant, whereas from February to May the winds coming from the northwest are more frequent. Furthermore, in this sector, the winds have an average velocity varying between 11 and 14 km/h for an average of 13 km/h during the year.

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5.3 Local resources

The regional resources concerning labour force, supplies and equipment are sufficient, the area being well served by geological and mining service firms. The town of Rouyn-Noranda, with more than 39 000 citizens, could provides the workforce for a new mine. While there is currently a general shortage of qualified personnel in the mining and exploration sector, the location of the project is favourable in that regard. The city is a regional center for the western Abitibi region. The area is traditionally a mining area with several operating mines and active exploration companies. Rouyn-Noranda has the necessary infrastructures to support a mining operation. All major services are available in Rouyn-Noranda and Val d’Or.

5.4 Infrastructures

The following infrastructures are found on the Joanna property; an access gravel road from Highway 117 which leads to the site near the old shaft collar of the Hosco mine, some concrete slabs remain as witness of the past mining operations, the North-South gravel road cross a Railway, the Railway is East West and is not located on the identified gold mineralization. Local electrical distribution is available from the power line on the nearby 117 National Road. A 120kV power line passes 2.7km North of the Hosco deposit. The existing inclined shaft and ramp could be used to perform underground exploration activity.

5.5 Physiography

The site of the project presents low relief topography. The slope is gently dipping towards the north in the swamp. The land is drained westward by small creeks. The vegetation of the surrounding area is characterized by trembling aspens and balsam poplars. Formations of balsam fir trees in pure settlements or associated white spruce and, to a lesser extent, black spruce are present. A major swamp is present. Most of the zones of interest do not outcrop and are under a swamp. It will be very difficult to work on the surface of the swamp in summer and preferably drilling will be done in winter. On the environmental side, if drilling is to take place in summer, special authorization will be required since the area is classified as a wet land as per the Article 22 of the Law on the Protection of the Environment.

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6- History

The principal source of the following historical information is M. Jean Descarreaux’s report of March 1985 titled "Report on the Hosco Property". All the following historical statements of resources or reserves are not NI 43-101 compliant and their reliability has not been establish. They are provided only for historical reference purposes.

The Hosco gold property has been explored over the last sixty years by various owners and optionees, as indicated below:

1944-1945:

Hosco Gold Mines did Magnetic survey and 81 diamond drill holes totalling 20,000 metres (65,617 feet).

1946:

Sinking of an inclined shaft (55°) to a vertical depth of 131 metres (430 feet).

Three levels opened, ie 40 metres (130 feet), 80 metres (260 feet), 120 metres (395 feet).

1946-1947:

Drifting and crosscutting on the three levels as indicated below:

Level	Vertical depth		Drifts+ Xcuts
	Metres	feet	Metres	feet
1	40	130	95	312
2	80	260	1042	3419
3	120	395	1262	4140
			Total: 2399	7871

1948-1949:

Production at a rate of 100 metric tons/day (110 short tons). A total of 45,872 metric tons (50,459 short tons) grading 6.58 g/mt (0.192 oz/sh. t) were extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd.

Mill head was 4.90 g/mt (0.143 oz/sh. t. )

1949:

Production stopped. Proven ore reserves of 75,344 metric tons (82,878 sh. t. ) grading 9.60 g/m. ton (0.28 oz/sh. t. ).

1949-1972:

No work is reported to be have been conducted on the property.

1972:

The property is staked by G. and Y. Vezina.

1973:

Ore reserves calculations by Derry, Mitchener and Booth: probable and possible reserves amount to 954,556 metric tons (1,050,000 sh. t. ) grading 5.14 g/m. t. (0.15 oz/sh. t. ).

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1979:

Soquem acquires the mining rights. Relogging of the 1944-1945 diamond drill holes. Some sections are reassayed.

1980-1981:

Soquem drilled 7 holes totalling 1,128 metres (3,701 feet).

Compilation of previous work and ore reserves calculations by Soquem: a total of 612,440 metric tons (673,684 sh. t. ) grading 4.30 g/m. t.  (0.125 oz/sh. t. ) in the probable and possible categories.

1984:

SASU Investments Inc. acquires an option on the Hosco property.

Drilling of 10 holes totalling 2,988 metres (9,803 feet).

New ore reserves calculations by Louvicourt Mining Management Company Ltd. Ore reserves amount to 1,081,620 metric tons (1,189,782 sh. t. ), grading 4.10 g/m. t. (0.12 oz/sh. t. ) all in the drill indicated category.

SASU Investments Inc. acquires an option to the property. An economic evaluation by Roche Ltd. resulted in outlining the same ore reserve as that completed by SOQUEM. Ten diamond drill holes totalling 2,988m were completed.

1985:

Jean Descarreaux and Associates Ltd. completed an economic assessment and review of the SOQUEM and Louvicourt Mining Management reserve estimates.

1986-1987:

Louvicourt Mining Management Ltd. , agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed a $4.1 M exploration program consisting of 9,798 m of diamond drilling to depth of 100 m, 389 m of overburden drilling, 484 m of exploration ramping to a vertical depth of 107, 392 m of crosscutting, 238 m of drifting, 20 m of raising, and extraction of approximately 21,555 tonnes at 2.65 g/t of mineralization stockpiled on surface. This stockpile remains in place on surface.

Metallurgical testing of four 10 kg drill core samples by the Canmet and the Centre de Recherche Minerales in Sainte Foy Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed. A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process using the Hosco gold mineralization. A total of 15 grab samples of Hosco mineralization and 15 grab samples of Hosco barren waste rock was collected in order to estimate the specific gravity of the Temiskaming Group sediments and the gold-bearing mineralization.

1997:

The access ramp was blocked and the portal was filled in at the request of the minister of the environment of Quebec for security purposes.

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1998-2004:

1149127 Ontario Inc. acquires 100% interest in its mining claims. There are no outstanding obligations on these claims except for a 1% net smelter royalty held by Cambior (Vallée 2004).

1149127 Ontario Inc. property transfer to 90569 Canada Inc. in a name change.

2004:

Chris Davis MSc. P. Geo conducted an assessment of the historical works on the Heva-Hosco property for 90569 Canada Inc.

2006:

Aurizon Mines Ltd. optioned the property in June from 90569 Canada Inc. as detailed conditions in the previous property description. A total of 2% net smelter royalty is held by 90569 Canada Inc. and IAMGOLD (formerly Cambior). Computerization of the historical data and initiation of an independent estimation of resources by Geostat Systems International Inc.

Geology on the field during summer 2006 by Aurizon

• 3 days of geological field work have been completed.

• 33 rock samplings have been done on the low grade ore pad close to the Hosco and Heva shaft location and on some of the outcrop. The mineralized samples will be used to connect the content to certain visual criteria (such as type and quantity of sulphides and the alteration).

• Visit to 8 outcrops located south of the Cadillac break, up to 1.5 km around the old Hosco mine infrastructures. The mapping and the measurements collected in the environment of the quartz veins allowed to connect the concentrations of veins to the development of folds of few metres of amplitude inside the main foliation associated to the corridor of the Cadillac fault. Those structural features show a plunge dip to North West between 50 and 65°.

2007:

Startup of exploration and validation with diamond drilling and completion of the first NI 43-101 compliant historical resource estimates by Geostat.

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7- Geological Setting

7.1 Regional geology

The following information is based on three sources: Descarreaux’s 1985 report, an internal report prepared by Ghislain Fournier P. Eng. of Aurizon in January 2006 and information provided by Martin DemersP.Geo of Aurizon.

The Joanna property (formerly the Hosco-Heva) is situated in Joannes Township in the south central portion of the Abitibi Greenstone Belt, within the Superior structural province of the Canadian Shield. All rocks are Archean in age except for the late crosscutting Proterozoic diabase dykes.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulfides deposits associated with the Blake River Group but several gold only deposits in the immediate vicinity of the Cadillac Break have been defined over the years.

Thick sequences of Archean lavas of the Blake River Group, aged between 2696 m.a. and 2690 m.a. and ranging form the Southern part of the Abitibi geological Sub-Province. Pyroclastic equivalents of mafic to felsic lavas occur intercalated with massive flows. Younger flyshic and locally fluviatile sedimentary sequences aged between 2690and 2676 m.a. sit on top of volcanic domain and form continuous units in a East-West direction, Volcanic assemblages are internally tightly folded developing a regional losangic or lenticular shaped pattern with mostly sub-vertical north or south dip.

A wide variety of syn-volcanic to late tectonic intrusive rocks ranging from peridotite to hyperaluminous granite occur throughout the region. Proterozoic diabase dykes trend northeast-southwest and occur discordant to all lithologies. Metamorphism vary from sub-greenschist to greenschist facies throughout the region and increases quickly to amphibolite facies immediately South of the Cadillac Break in the Pontiac Sub-Province

The main structural feature of the region is the Cadillac Break. It is a large-scale regional tectonic feature extending for 200 km from Kirkland Lake Ontario to Val d’Or Quebec. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite schist separating the Temiskaming and Cadillac groups. Other local scale north easterly trending faults occur throughout the region.

A number of gold showings occur in the region typically associated with the Cadillac Break. Besides the Hosco and Heva old mines, the previously mined McWatters gold mine is the best-known gold deposit near the property.

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7.2 Local Geology

The east-west striking zone favourable for gold mineralization is closely related to the Cadillac fault. It is underlain from south to north by sedimentary rocks of the Pontiac, Temiskaming and Cadillac groups. The Pontiac and Temiskaming Groups are mainly composed of grawackes. Temiskaming Group is identified by extensive polygenic conglomerate units. A tuffaceous horizon of felsic composition, marks the contact between the two groups while the Cadillac fault occurs at the top of the Timiskamig Group. The Cadillac group occurs north of the Cadillac fault. It mainly consists of greywacke with siltstone, mudstone and arkose units.

Figure 5: Geology map with property boundaries in 2006

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8- Deposit Type

The gold deposit at Joanna may be described as a sediments hosted orogenic gold deposit related to the structural control of the Cadillac fault. Mineralization is mainly developed in the form of finely disseminated sulfides envelopes (pseudo-lenses) with minor quartz veining in Cadillac Group sediments in contact with mafic layers corresponding possibly to sill. The main brittle-ductile deformation comprising the Cadillac Fault is concentrated in these metasedimentary layers. The genetics of the deposit has not been studied in detail. Historically, previous exploration was focused on quartz veins within the deformation and mineralization corridor where gold was present in higher grades.

Figure 6: Historical cross section of the mineralization (After Roche SASU in 1984)

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9- Mineralization

The description of the mineralization is based on information from different reports included in the References section, site visit observations of core and information provided by Aurizon geologists.

Gold appears to be mainly associated with finely crystallized sulfides in a biotite rich schist with minor deformed millimetric to pluri-centimetric quartz veins. Mineral assemblage also includes variable concentrations of white mica, carbonate, albite, garnet , and possible other alumino-silicates. Amphibole and tourmaline rich replacement zones have been locally identified.

9.1 Historical nomenclature of the zones

Historically eight zones of gold mineralization were defined (see previous figure 6) within access of the current Hosco underground workings above a depth of 140 m. These include the A, B, C, D, E, BFH, GD and Double D zones. The A, B, C, D, E, BFH and GD zones occur between sections 8310 E and 9230 E, and have strike lengths ranging from 500-900 m. The mineralization occurs as discontinuous possibly westward plunging lenses. Each zone has been explored at that time to a depth of approximately only 140 m and remains open to depth and along strike to the east and west.

The Hosco Double D Zone sediments is characterized by quartz veinlets with specks and disseminations of pyrite and arsenopyrite. It has a confirmed strike length of 200 m, averages 10 m thick and has been defined to a depth of 80 m. It has been defined by surface drilling and with 1987 underground excavations from the ramp. The merging of the GD, D and E zones of mineralization was confirmed. The Double D Zone is not continuous to surface as it separates into smaller individual zones of mineralization 10 m below the bedrock-overburden interface.

Similar gold mineralization as the A, B, C, D, E, BFH and GD zones occurs 1,200 m west of the Hosco underground workings (Hosco West Zone). It has been intersected in drill hole 79-1 above a depth of 50 m. It occurs within Temiskaming Group sediments as quartz veinlet-rich horizons and veins and may represent the western extension of the mineralization defined within the workings or a possibly new ore zone.

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9.2 New labelling of the mineralized corridors

The historical work focused on separating and labelling narrow high grade lenses. These high grade zone are within the new zones. With the approach of defining larger mineralized zones for the evaluation of open pit potential of the lower grade, higher tonnage material, the zones are connecting well and five important zones have been identified, modeled and the resources have been estimated within these new envelopes.

Observation of the core during site visit shows strongly silicified zones and some are showing a cherty aspect. Brechiated zones are also present.

Figure 7: Mineralization observed in core prior to core splitting

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Figure 8: Detailed aspect of the mineralization, quartz veining with disseminated sulfides in control core after splitting

Generally speaking, most of the zones look alike in terms of structure and mineralization, some differentiate lightly by the content in quartz vein, arsenopyrite, pyrrothite, pyrite, white mica, carbonate, biotite and chlorite but for now they are believed to be all related to the same geological event. Narrow, widely spaced, quartz veins with higher grades have been intersected.

In the high grade zones of underground openings mapping and sampling plans, we have observed continuous mineralization with some pinch and swell along the partially mined out quartz vein high grade zone, even this high grade zone within the low grade corridor is always there with variation of the thickness and grades. The mineralized system is continuous.

Deformation within the sediments can be difficult to evaluate as a result of the high grade metamorphism. Interlayered mafic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system. Some sediment intervals show mineral segregation in a tectonic fabric and sulfides remobilization along foliation planes indicating a strong ductile deformation level.

Gold enrichment is adjacent to the mafic unit, and is related to fine grain arsenopyrite in a biotite rich matrix. The veins are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams per tonne. The corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres. Mineralization follows multiple distinct zones, along a dip of 55 degrees to the north with a western plunge.

Five zones have been clearly identified, with two of them, the Principal North and North East zones, on the north side of the Cadillac fault. Three zones, the Principal South, South West and South East zones are located south of the Cadillac fault, which separates the mineralized zones and is barren in terms of gold mineralization. More details are presented in the Mineral Resource section of this report.

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9.3 Other mineralization

To our knowledge, there is no other significant mineralization on the property. A metal scan on one third of the control samples has been done by Geostat in order to see if there was other mineralization such as silver. Unfortunately, silver values are not significant.

The following is a copy of the metal scan of the independent control samples.

Report Date: 12/04/2007

Analyte Symbol	Ag	Cd	Cu	Mn	Mo	Ni	Pb	Zn	Al	As	Ba	Be	Bi	Ca	Co	Cr	Fe
Unit Symbol	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	%
Detection Limit	0.2	0.5	1	2	2	1	2	1	0.01	10	1	1	10	0.01	1	2	0.01
Analysis Method	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP
18951	<0.2	0.6	47	461	4	78	3	53	0.66	150	257	<1	<10	0.3	26	197	3.11
18954	<0.2	<0.5	54	562	4	107	<2	64	0.82	78	147	<1	<10	0.6	29	220	3.92
18957	<0.2	<0.5	51	635	3	106	3	82	0.91	51	228	<1	<10	0.4	34	192	4.18
18960	<0.2	1.4	41	445	5	71	3	60	0.51	1870	154	<1	<10	0.49	25	180	2.92
18963	<0.2	1.1	42	464	5	79	5	64	0.61	1110	169	<1	<10	0.73	26	159	3.17
18966	0.2	0.7	39	459	6	62	6	59	0.46	5030	95	<1	<10	0.24	20	164	2.54
18969	<0.2	0.8	39	425	5	60	4	66	0.45	3940	148	<1	<10	0.27	17	177	2.44
18972	0.2	1.5	31	544	5	88	5	49	0.48	13900	30	<1	<10	0.66	33	231	4.05
18975	<0.2	1.7	43	579	7	85	<2	60	0.63	2430	69	<1	<10	0.56	25	245	3.38
18978	<0.2	3.4	48	581	6	90	2	63	0.71	974	168	<1	<10	0.63	27	288	3.53
18981	<0.2	1.3	47	496	6	88	3	71	0.56	4560	78	<1	<10	0.28	27	265	3.42
18984	<0.2	1	43	459	3	570	3	63	0.8	4390	131	<1	<10	0.74	54	858	3.43
18987	<0.2	1.3	60	505	5	179	5	80	0.74	3480	55	<1	<10	0.33	34	344	3.9

Report Date: 12/04/2007

Analyte Symbol	K	Mg	Na	P	Sb	Sc	Sn	Sr	Ti	V	W	Y	Zr	S
Unit Symbol	%	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%
Detection Limit	0.01	0.01	0.01	0.001	10	1	10	1	0.01	1	10	1	1	0.001
Analysis Method	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP	AR-ICP
18951	0.97	0.61	0.07	0.051	<10	9	<10	16	0.19	85	<10	11	33	0.217
18954	0.54	0.68	0.05	0.063	<10	9	<10	18	0.14	95	<10	11	28	0.172
18957	1.41	0.7	0.05	0.065	<10	9	<10	18	0.21	100	<10	14	33	0.186
18960	1.03	0.58	0.05	0.044	<10	7	<10	19	0.17	71	<10	10	29	0.644
18963	0.73	0.6	0.06	0.059	<10	6	<10	32	0.12	64	<10	10	28	0.387
18966	0.85	0.57	0.05	0.035	<10	6	<10	12	0.12	64	18	7	29	0.826
18969	0.79	0.56	0.07	0.031	<10	7	<10	14	0.13	72	13	7	29	0.624
18972	0.95	0.64	0.06	0.033	<10	10	<10	17	0.11	95	23	8	37	2.147
18975	1.29	0.65	0.08	0.045	<10	12	18	23	0.19	103	<10	11	33	0.85
18978	1.4	0.66	0.08	0.047	<10	13	<10	25	0.22	115	<10	11	32	0.554
18981	1	0.66	0.1	0.058	<10	13	<10	18	0.15	109	13	11	42	0.935
18984	0.44	0.84	0.04	0.037	<10	8	<10	30	0.08	86	<10	5	24	0.65
18987	1.25	0.76	0.09	0.055	<10	13	<10	20	0.16	108	15	9	44	1.167

Table 2: Metal scan of one third of the control samples

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10- Exploration work

Exploitation history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine previously discussed in this report.

In 1984 Roche Ltd. submitted a feasibility study of the property outlining the same ore reserve as that completed by SOQUEM for SASU Investments Inc. The ore reserve calculations by Louvicourt Mining Management Company Ltd., which are not NI 43-101 compliant, stated reserves amounted to 1,081,620 metric tons (1,189,782 sh.t.), grading 4.10 g/m.t. (0.12 oz/sh.t.) all in the drill indicated category, and ten diamond drill holes totalling 2,988m were completed. The reference made to the historical resource estimate above is included for illustrative purposes only and does not conform to the standards and definitions required by NI 43-101. This estimate should not be relied upon as a measure of the resources within the Joanna project. The above historical estimate uses terminology that differs from those set out in sections 1.2 and 1.3 of NI 43-101. A more recent Mineral Resource Estimate is found in Section 17 of this report.

During 2006, Aurizon Mines Ltd. obtained access to historical data pursuant to its agreement with the past owner and has carried out extensive computerization and integration of historical data.

A senior Geologist (Martin Demers) employed by Aurizon carried out surface mapping in the summer of 2006.

Exploration holes were incorporated into a database in electronic format at the end of 2006. Easily computerizable reliable underground data is also included in the new database.

At the time of completion of this report, Aurizon is conducting a drill program on the Joanna claims and is conducting an additional sampling program. As at the end of March, 2007, 15 diamond drill holes had been completed for 9,204meters, and the resampling of 20 old holes had been completed. Results were pending.

Independent samples were taken from two holes by the author, Claude Duplessis QP who also supervised the preparation and sampling protocol, where the sample bags were sealed and sent personally to the lab. Further details are provided in the Data Verification section of this report.

The total amount of samples is not yet fixed for the on going sampling program for the re-assays of existing core and additional assay where core was not sampled since Aurizon personnel are still taking samples. Table 3 shows the most significant results of the ongoing drilling program started in 2007. This data was not used in the estimation of the mineral resources in this report.

Aurizon has not conducted any geological or exploratory work on the O’Connor and Henricksen recent claim acquisitions To the Author’s knowledge, Aurizon possesses all the permits required to conduct the exploration work recommended in this report other than those specifically mentioned.

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Drill Hole	East	From	To	Grade	Length (m)
	(mE)	(m)	(m)	(g/t Au)	Along the hole	True width
JA-01	8500	200.00	359.00	0.8	159.0	157.0
	8500	200.00	235.00	0.4	35.0	35.0
	8500	235.00	267.00	2.2	32.0	32.0
	8500	304.00	332.00	1.4	28.0	28.0
	8500	355.00	359.00	0.8	4.0	4.0
JA-02	8600	211.00	349.00	0.5	138.0	136.0
	8600	214.00	238.00	0.9	24.0	24.0
	8600	286.00	313.00	0.6	27.0	27.0
	8600	330.00	349.00	1.5	19.0	19.0
JA-03	8700	174.00	307.00	0.4	133.0	133.0
	8700	174.00	189.00	0.9	15.0	15.0
	8700	252.00	265.00	0.9	13.0	13.0
	8700	270.00	276.00	1.0	6.0	6.0
	8700	295.00	307.00	1.1	12.0	12.0
JA-04	8800	303.00	434.00	0.2	131.0	131.0
	8800	362.00	379.00	0.8	17.0	17.0
	8800	415.00	421.00	0.7	6.0	6.0
	8800	426.00	434.00	0.5	8.0	8.0
JA-05	8900	268.00	404.00	0.2	136.0	134.0
	8900	329.00	341.00	0.4	12.0	12.0
	8900	346.00	353.00	1.0	7.0	7.0
	8900	376.00	384.00	0.6	8.0	8.0

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	8900	391.00	404.00	0.4	13.0	13.0
JA-06	9000	163.50	277.00	0.3	113.5	113.0
	9000	210.00	235.00	0.7	25.0	25.0
	9000	248.00	277.00	0.3	29.0	29.0
JA-07	9100	143.00	271.00	0.3	128.0	126.0
	9100	143.00	164.00	0.3	21.0	21.0
	9100	184.00	197.00	1.1	13.0	13.0
	9100	237.00	250.00	0.3	13.0	13.0
	9100	260.00	271.00	0.4	11.0	11.0
	9100	329.00	331.00	9.2	2.0	2.0
JA-08	9200	57.00	189.00	0.5	132.0	131.0
	9200	117.00	139.00	1.7	22.0	22.0
	9200	125.00	128.00	8.6	3.0	3.0
	9200	160.00	180.00	0.4	20.0	20.0
	9200	180.00	189.00	1.4	9.0	9.0
JA-09	8700	313.00	459.00	0.4	146.0	144.0
	8700	386.00	414.00	1.3	28.0	28.0
	8700	386.00	404.00	1.9	18.0	18.0
JA-10	8600	357.00	494.00	0.5	137.0	132.0
	8600	357.00	362.00	1.0	5.0	5.0
	8600	374.00	405.00	0.5	31.0	30.0
	8600	391.00	405.00	0.7	14.0	14.0
	8600	463.00	467.00	3.2	4.0	4.0
	8600	476.00	494.00	1.5	18.0	18.0

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	8600	478.00	480.00	7.6	2.0	2.0
	8600	492.00	494.00	3.4	2.0	2.0
JA-11	8850	250.50	362.00	0.2	111.5	101.0
	8850	340.00	362.00	0.7	22.0	20.0
	8850	340.00	344.00	2.0	4.0	4.0
	8850	350.00	362.00	0.5	12.0	11.0
	8850	393.00	407.00	0.6	14.0	13.0
JA-12	8750	234.00	378.00	0.1	144.0	125.0
	8750	234.00	239.00	0.8	5.0	4.0
	8750	339.00	342.00	1.6	3.0	3.0
	8750	514.50	516.00	6.0	1.5	1.4
JA-13	8450	271.00	461.00	0.8	190.0	186.0
	8450	271.00	307.00	1.5	36.0	34.0
	8450	309.00	333.00	0.6	24.0	23.0
	8450	374.00	385.00	1.2	11.0	11.0
	8450	392.00	400.00	0.9	8.0	8.0
	8450	410.00	461.00	1.1	51.0	50.0

Table 3: Most significant results from the early 2007 on going drilling

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Table 4 Comparison of old gold values versus re-assay and assaying on core not previously sampled, new 2007 data.

	Historical Average		Re-Assay (wider zone)
Drilling Hole	Au
	(g/t)	Length[1] (m)	Au (g/t)	Length[1] (m)	% AU	% Length[1] (m)
C1960-1	1.5	21.29	1.4	31	-6.7%	45.6%
C2140-1	1.6	5.85	1.8	13.49	12.5%	130.6%
	0.4	13.19	0.7	23.8	75.0%	80.4%
C2160-1	1.5	14.27	1.1	34	-26.7%	138.3%
	2.2	18.81	4.6	21.34	109.1%	13.5%
C2180-1	1	8.56	1	8.56	0.0%	0.0%
	1.2	22.64	1.1	25.68	-8.3%	13.4%
C2200-1	0.8	15.13	0.8	15.9	0.0%	5.1%
	1.3	19.58	1	19.48	-23.1%	-0.5%
C2220-1	1	13.79	0.6	27.5	-40.0%	99.4%
	1.4	24.88	1	33	-28.6%	32.6%
C2220-2	1.1	8.6	0.9	8.7	-18.2%	1.2%
	1.1	21.73	1	21	-9.1%	-3.4%
C2240-1	2.2	4.4	2.2	4.4	0.0%	0.0%
	1.5	26.68	1.5	26.68	0.0%	0.0%
C2240-2	1.2	5.33	1.3	7.33	8.3%	37.5%
	1.5	29.36	1.5	29.36	0.0%	0.0%
C86-1	2.1	3.21	1.6	4.4	-23.8%	37.1%
	1.7	43.12	1.8	43.12	5.9%	0.0%
C86-3	0.7	18.68	0.8	18.68	14.3%	0.0%
	1.8	38.18	1.8	38.18	0.0%	0.0%
C86-5	0.5	17.62	0.5	19.42	0.0%	10.2%
	2.2	42.52	2.2	42.52	0.0%	0.0%
C86-6	1.1	37.37	1.1	37.37	0.0%	0.0%
C86-7	0.9	25.25	0.9	26.64	0.0%	5.5%
C86-10	1.8	17.3	1.8	17.3	0.0%	0.0%
	0.9	32.68	0.9	32.68	0.0%	0.0%
C86-15	0.9	7.77	0.7	8.5	-22.2%	9.4%
	0.9	20.39	0.9	21.2	0.0%	4.0%
8510-1	4.8	0.54	1.1	13	-77.1%	2307.4%
	0.9	36.75	1	36.75	11.1%	0.0%
8950-1	0.9	32.9	0.7	32.9	-22.2%	0.0%
8950-2	1.2	0.5	0.4	2.1	-66.7%	320.0%
8970-1	0.6	16.33	0.7	17.3	16.7%	5.9%
8990-1	0.9	24.5	1	24.52	11.1%	0.1%
9150-2	0.9	30.86	0.9	30.8	0.0%	-0.2%
	0.4	14.07	0.4	14	0.0%	-0.5%
1 Along the hole. True widths would approximate 98% of the above widths weighted
average	1.2	18.7	1.2	23.2	0.6%	24.0%
g/t * m	23.2		28.9		24.8%

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 35

10.1 Survey

The actual positioning of the new holes is done with a single hand held GPS while the casing will be surveyed at the end of the current drilling campaign by a certified surveyor.

10.1.1 Grids used on the property

Aurizon staff has integrated all the historical data into a local mining grid called: GML (Gestion Minière Louvicourt).

Geostat has created a database with its own available Geobase/Sectcad software package. Resource related information and modeling are based on the local GML integrated mining grid in metric attached to the UTM system. A conversion table showing both databases is presented in the following figure 9.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 36

	Paramètres, Transformation HOSCO à GML
Translation				Rotation
Nord	Est	Radians Degré,Décimal			Degré	min	Sec
521.0940	6 586.0880	6.2816	359.90961		359	54	34.6
			COORDONNÉES - SYSTÈME HOSCO					COORDONNÉES - SYSTÈME GML
POINT	DESCRIPTION		LONG.		LAT.		ELEV.	LONG.		LAT.		ELEV.
BASE 13			1 000.000	E	1 000.000	N		7 587.664	E	1 519.515	N
BASE 9			2 000.000	E	1 000.000	N		8 587.663	E	1 517.938	N
BASE 7			2 900.000	E	1 000.000	N		9 487.662	E	1 516.518	N
ZÉRO			0.000	E	0.000	N		6 586.088	E	521.094	N
1	POINT 2		2 364.900	E	962.700	N	311.36	8 952.504	E	1 480.062	N	311.36
2	POINT 6		2 363.030	E	1 077.270	N	311.06	8 950.815	E	1 594.635	N	311.06
3	POINT 7		2 364.720	E	927.560	N	311.36	8 952.268	E	1 444.922	N	311.36
4	POINT 8		2 334.150	E	962.930	N	311.41	8 921.754	E	1 480.340	N	311.41
5	POINT 9		2 335.100	E	927.900	N	311.15	8 922.649	E	1 445.309	N	311.15
6	POINT 10		2 326.200	E	1 071.900	N	311.05	8 913.976	E	1 589.323	N	311.05
7	POINT 11		2 394.200	E	1 026.390	N	311.35	8 981.904	E	1 543.706	N	311.35
8	POINT 12		2 394.500	E	977.300	N	311.36	8 982.127	E	1 494.615	N	311.36
9	POINT 13		2 392.400	E	953.300	N	311.36	8 979.989	E	1 470.619	N	311.36
10	POINT 14+14		2 631.840	E	1 029.230	N	311.57	9 219.548	E	1 546.171	N	311.57
11	POINT 1W		2 208.880	E	1 029.930	N	310.95	8 796.590	E	1 547.538	N	310.95
12	POINT 2W		2 039.520	E	1 029.020	N	310.57	8 627.229	E	1 546.895	N	310.57
13	POINT 3W		1 907.080	E	1 026.640	N	309.95	8 494.785	E	1 544.724	N	309.95
14	POINT 4W		1 753.320	E	1 028.360	N	309.40	8 341.028	E	1 546.687	N	309.40
15	POINT 5W		1 602.720	E	990.100	N	308.86	8 190.368	E	1 508.664	N	308.86
16	POINT 6W		1 452.140	E	943.150	N	308.16	8 039.714	E	1 461.952	N	308.16
17	POINT 7W		1 293.580	E	929.750	N	307.39	7 881.133	E	1 448.802	N	307.39
18	POINT 8W		1 148.700	E	916.900	N	306.37	7 736.233	E	1 436.181	N	306.37
19	POINT 9W		996.800	E	903.900	N	305.70	7 584.313	E	1 423.420	N	305.70
20	POINT 10W		845.000	E	890.900	N	305.10	7 432.492	E	1 410.660	N	305.10
21	POINT 11W		1 944.320	E	1 027.400	N	310.07	8 532.026	E	1 545.425	N	310.07
22	POINT 12W		1 985.000	E	1 030.200	N	310.35	8 572.711	E	1 548.161	N	310.35
23	POINT 13W		2 011.220	E	1 028.590	N	310.49	8 598.928	E	1 546.510	N	310.49
24	POINT 14W		2 077.380	E	1 030.700	N	310.69	8 665.091	E	1 548.515	N	310.69
25	POINT 15W		2 115.300	E	1 033.100	N	310.62	8 703.015	E	1 550.856	N	310.62
26	POINT 16W		2 153.080	E	1 034.080	N	310.74	8 740.797	E	1 551.776	N	310.74
27	POINT 17W		2 178.600	E	1 033.000	N	310.80	8 766.315	E	1 550.656	N	310.80
28	POINT 18W		2 246.500	E	1 034.200	N	310.97	8 834.217	E	1 551.749	N	310.97
29	POINT 19W		2 284.190	E	1 036.140	N	311.08	8 871.910	E	1 553.629	N	311.08
30	POINT 20W		2 339.200	E	1 039.900	N	311.18	8 926.926	E	1 557.302	N	311.18
31	POINT 21W		2 423.030	E	1 046.440	N	311.13	9 010.766	E	1 563.710	N	311.13
32	POINT 22W		1 869.400	E	1 029.100	N	309.60	8 457.109	E	1 547.244	N	309.60
33	POINT 23W		1 830.900	E	1 029.200	N	309.64	8 418.609	E	1 547.404	N	309.64
34	POINT 24W		1 792.990	E	1 027.900	N	309.49	8 380.697	E	1 546.164	N	309.49
35	POINT 25W		1 716.730	E	1 018.600	N	309.15	8 304.423	E	1 536.984	N	309.15
36	POINT 26W		1 679.120	E	1 009.000	N	309.09	8 266.798	E	1 527.444	N	309.09
37	POINT 1W2		2 052.000	E	1 082.700	N	310.35	8 639.793	E	1 600.555	N	310.35
38	POINT 2W2		2 097.400	E	1 085.200	N	310.43	8 685.197	E	1 602.984	N	310.43
39	POINT 3W2		2 143.100	E	1 088.600	N	310.64	8 730.903	E	1 606.312	N	310.64
40	POINT 4W2		1 986.900	E	1 078.000	N	310.04	8 574.686	E	1 595.958	N	310.04
41	POINT 5W2		1 899.700	E	1 073.400	N	309.81	8 487.479	E	1 591.496	N	309.81
42	POINT 6W2		1 824.000	E	1 067.500	N	309.63	8 411.770	E	1 585.715	N	309.63
43	POINT 7W2		1 755.500	E	1 065.500	N	309.13	8 343.267	E	1 583.823	N	309.13
44	POINT 8W2		1 678.930	E	1 059.800	N	308.81	8 266.688	E	1 578.244	N	308.81
45	POINT 9W2		1 940.600	E	1 073.900	N	309.95	8 528.380	E	1 591.931	N	309.95
46	POINT 10W2		2 014.600	E	1 080.200	N	310.23	8 602.390	E	1 598.114	N	310.23
47	POINT 11W2		2 210.600	E	1 093.500	N	310.65	8 798.410	E	1 611.105	N	310.65
48	POINT 1W3		1 829.600	E	917.400	N	309.73	8 417.133	E	1 435.607	N	309.73
49	POINT 2W3		1 904.500	E	922.000	N	310.23	8 492.040	E	1 440.088	N	310.23
50	POINT 3W3		1 980.700	E	925.800	N	310.28	8 568.246	E	1 443.768	N	310.28
51	POINT 4W3		2 056.500	E	929.700	N	310.28	8 644.052	E	1 447.549	N	310.28
52	POINT 5W3		2 133.400	E	934.000	N	310.89	8 720.959	E	1 451.727	N	310.89
53	POINT 6W3		2 209.700	E	938.670	N	311.09	8 797.266	E	1 456.277	N	311.09
54	POINT 7W3		2 285.300	E	944.000	N	311.60	8 872.874	E	1 461.488	N	311.60
55	POINT PUITS		2 365.930	E	812.910	N	312.76	8 953.297	E	1 330.271	N	312.76

Figure 9: Local GML grid conversion parameters

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 37

11- Drilling, Mapping and Trenches

Different drilling companies have drilled on the property over time.

The most recent surface mapping was done last summer by Aurizon.

  3 days of geological field work have been completed.

  33 rock samplings have been done on the low grade ore pad close to the Hosco and Heva shaft location and on some of the outcrop. The mineralized samples will be used to connect the content to certain visual criteria (such as type and quantity of sulphides and the alteration). Details were not reviewed by the author.

  Visit to 8 outcrops located south of the Cadillac break, up to 1.5km around the old Hosco mine infrastructure. The mapping and the measurements of the quartz veins revealed that the concentration of veins is associated to the development of folds of a few metres of amplitude inside the main foliation associated to the corridor of the Cadillac fault. Those structural features show a plunging dip to the North West between 50 and 65°.

Results of the current ongoing drilling by Aurizon were not available since assay results were pending. In this report, only control samples are used and available from preliminary results. The first resource estimation was prepared with all the available historical data.

Table 5 below summarizes past exploration and development work.

Exploration and development:

Date	Surface	Underground drilling	Sinking of	Ramp	Lateral development
	drilling (m)	(m)	shaft (m)	development
					(m)
				(m)
1944-1945	20 000	3 000	160		2 400
1980-1981	1 128
1984	2 988
1986-1989	9 768			484	630
Total	33 884	3 000	160	484	3 030

Production :

Date	ore (tonnes)	Grade (g/t Au)	Processed grade	Recovery (%)
			(g/t Au)
1948-1949	45 872	6.58	4.90	74.5
1986-1989	21 555	2.65	Stockpile on site	n/a

Table 5 : Summary of drilling and development

No core is stored on site. Historical and new core is stored in the suburb of Rouyn-Noranda at the geological contractor’s core shack.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 38

Figure 10: Plan view of the holes drilled on the Joanna property, local GML grid.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 39

11.1 Recent drilling and validation

The scheduled 2006 drill campaign did not start until January 2007, due to warm weather conditions. Based on the availability of information, a decision was made to use only the historical data together with the re-assay results from the current control program for the estimate of mineral resources. Hence, none of Aurizon’s 2007 drilling results are incorporated into the resources estimates. A site visit was undertaken by the author to validate the control program on March 8th 2007..

Figure 11: Core rack at the geological contractor site in BelleCombe.

Previous surface and underground exploration by previous operators focused mainly on a stacking of high grade veins close to a brittle fault. The veins are, in fact, included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne. Compilation of existing data indicates that the corridor extends along an 1,800 metre east-west trend and can be followed down to a depth of 400 metres.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 40

12- Sampling Method and Approach

As previously referenced, since beginning of work on the Joanna gold deposit, different drilling campaigns have taken place. We do not have much information on the detailed methodology of sampling used during these different campaigns. The drill holes were sampled according to the geologist’s interpretation. Sample boundaries were generally dictated by the presence of mineralization (quartz veinlets with sulfides).

Different core sizes were used during these exploration and definition drilling periods. We are aware that some re-sampling campaign has taken place from one owner to the other as stated in some documents.

Some of the core of previous campaigns has been retrieved by Aurizon and re-assaying is taking place in addition to additional sampling of core not previously sampled.

The available information at this stage is fragmented but shows satisfactory results with increase in the mineralized length along the core.

The drill hole samples have an average length of 1.11 meters (minimum of 0.01 meter, maximum of 78 meters) the 78m sample comes from historical composite data. The most frequent lengths used are 0.5m and 1.0 meter.

The core recovery of the observed new and old core is generally very good. Based on the Author's observations on site in the core shacks, we consider that the sample quality is good and that the samples are generally representative.

At the Hosco mine, the drifts and underground developments were sampled and test holes drilled through the walls to verify the presence of mineralization out of the developed drift. The face samples (chips) are not used in this estimation of resources. Only the available reliable test holes are used in the mineral resources estimates.

Figure 12: Example of the computerized test holes data on level 4889mZ

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 41

The sampling method is straight forward. After logging, the sections to be assayed are identified in the core box. The technician saws the core in half and bags the sample to send to the lab and the other half is kept for further analysis, if necessary. Samples are in general 1 meter long. Drilling is conducted by a contractor, Benoit Drilling Ltd.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 42

13- Sample Preparation, Analyses and Security

13.1 Sample preparation and analysis

All of the new samples at Joanna (drill holes) are assayed at Laboratoire Expert in Rouyn-Noranda. All the gold samples are assayed by fire assay using the laboratory’s equipment and protocol.

The core is split using an electric core saw, bagged, tagged at the geological contractor core shack at BelleCombe and sent to the laboratory. Picture below shows mining technician preparing sample under Claude Duplessis QP supervision.

Figure 13: Sawing of core and sampling at contractor’s core shack

NQ core from surface exploration hole is split in half to preserve a witness in the core racks. For the old historical holes, half of the half (1/4) is sampled and the other part is retained. Geostat did not carry out independent sampling of the old holes in order to preserve a witness core.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 43

13.1.1 Sample preparation at the laboratory

Laboratoire Expert of Rouyn-Noranda provided Geostat the following description of the procedures followed by that laboratory in sample preparation.

Receiving Samples

Upon receipt, samples are placed in numerical order and compared with the client packing list to verify receipt of all samples. If the client does not provide a packing list with the shipment, one will be prepared by the person unpacking the samples. If the samples received do not correspond to the client list, the client will be notified.

Sample Preparation

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the log book provided for this purpose. The sample is then riffled using a Jones type riffle to approximately 300gm. Excess material is stored for the client as a crusher reject. The 300gm portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer, the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the log book provided for this purpose.

13.1.2 Analyses at the laboratory

The following procedure was described to Geostat by Laboratoire Expert of Rouyn-Noranda.

Gold Fire Assay Gravimetric

A 29.166gm sample is weighed into a crucible that has been previously charged with approximately 130gm of flux. The sample is then mixed and 2mg of silver nitrate is added. The sample is then fused at 1800 F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool, after cooling, the slag is broken off and the lead button weighing 25-30gm is recovered. This lead button is then cupelled at 1600 F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 44

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the result of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

13.2 Quality control program

Geostat did not visit the laboratory installations during its site visit. Geostat inspected the laboratory assay sheets and assay certificates produced by the laboratory. They consist of Excel spreadsheets containing sample numbers and assay results. The laboratory uses a relatively standard file format. Assay certificates contain duplicate results.

A follow-up of the laboratory quality control is done using blanks and standards from Aurizon as described below:

The following Quality Assurance and Quality Control (“QA/QC”) protocol was supplied by Elise Bourgault geologist of Aurizon (translated from original French version):

Control Procedures and Quality Assurance of Analytical Results from Drill Hole

In addition to the normal laboratory quality control program, Aurizon has put in place a quality program to secure the validity of the results. The lab carries duplicate at every 12 samples as a standard procedure

The QA/QC program has four steps:

1.	Insertion of a standard reference material at every 25 samples (1000, 1025, 1050, …). There are three standards used: 1.02g/t, 4.75g/t and 9.65g/t, and those are randomly inserted.

2.

10% of the coarse reject of the samples of the first lab are re-assayed at a secondary lab. Most continuous mineralized intervals are re assayed. Coarse rejects are done with AA and gravimetric finish to obtain a second result and the original pulp is tested with gravimetric finish to repeat the first lab result.

3.	Insertion of blanks within identified mineralized zones, frequency varies according to intersected zones.

4.

For the old holes (101 holes recovered (64 holes on Hosco)): re-assays are done on 20% of the holes. Moreover, new samples are taken on extensions of already sampled sections, and this is done on all the old recovered holes.

The procedures are considered valid and adequate to detect anomalies in the sampling and analysis process, should any major problem occur.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 45

13.3 Security

The deposit is an historical known gold occurrence. Past work demonstrates the existence of gold in addition to Geostat’s independent samples. Moreover, the current sampling is done by an independent contractor for the Company.

The author is confident that Aurizon procedures are secure and reliable.

Systèmes Geostat International Inc.

Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 46

14- Data Verification

The author has verified the database assay table against the original paper logs on a random basis and did not find major errors during its validation process. The collar location, azimuth, dip, hole length, assay values, and assay length were checked. Available historical cross sections on paper were reviewed and compared with on screen equivalent cross sections.

In conclusion, we consider that the drill hole database is adequate to support a Mineral Resources estimate.

Independent samples were taken from two holes by the author, Claude Duplessis QP who also supervised the preparation and sampling protocol, where the sample bags were sealed and sent personally to the lab.

14.1 Independent sampling

During the visit to the core shack in Bellecombe, 38 independent samples were taken from two new holes just being drilled. The hole JA-07-01 from 304 to 332 meters and hole JA-07-03 from 174 to 184 meters are controlled.

The rock samples were assayed at the main lab of Aurizon (Lab –Expert of Rouyn) while the pulp samples were sent to ALS Chemex of Val d’Or for between lab verification.

A one out of three sample were also sent for a metal scan, and these results are presented in the Mineralization section of this report.

As presented in the following tables, the control assay does not show bias with the test sign from one sampling of the core to another and from one laboratory to another. Even if average grades are slightly different, bias is not proven or observed. This confirms that results are reliable from either laboratory.

Average gold grade of the control sample above 0.5 g/t (22/38) is 1.91g/t for Geostat control samples, while it is 2.08g/t for Aurizon.

The Geostat 1 assay results in the table 6 are from Lab-Expert while Geostat 2 assays are from ALS Chemex.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 47

CONTROL
SAMPLES				SAMPLE	Grams per tonne gold
HOLE #	From(m)	To(m)	Core(length)	number	Geostat 2	Aurizon	Geostat 1
JA-07-01	309	310	1.00	18956	0.03	0.01	0.01
JA-07-01	310	311	1.00	18957	-0.01	0.01	0.01
JA-07-01	308	309	1.00	18955	0.01	0.01	0.01
JA-07-01	307	308	1.00	18954	0.01	0.01	0.01
JA-07-01	315	316	1.00	18962	0.03	0.02	0.02
JA-07-01	305	306	1.00	18952	0.04	0.03	0.03
JA-07-03	180	181	1.00	18985	0.05	0.03	0.04
JA-07-01	314	315	1.00	18961	0.03	0.03	0.03
JA-07-03	181	182	1.00	18986	0.04	0.04	0.04
JA-07-01	330	331	1.00	18977	0.07	0.07	0.06
JA-07-01	316	317	1.00	18963	0.21	0.13	0.19
JA-07-01	321	322	1.00	18968	0.19	0.18	0.10
JA-07-01	329	330	1.00	18976	0.25	0.28	0.17
JA-07-01	320	321	1.00	18967	1.84	0.32	0.43
JA-07-01	324	325	1.00	18971	0.46	0.40	0.39
JA-07-03	179	180	1.00	18984	0.37	0.45	0.35
JA-07-01	331	332	1.00	18978	0.40	0.58	1.84
JA-07-01	319	320	1.00	18966	1.47	0.61	1.51
JA-07-01	318	319	1.00	18965	0.78	0.68	0.71
JA-07-03	175	176	1.00	18980	0.73	0.72	0.85
JA-07-01	313	314	1.00	18960	0.87	0.87	0.84
JA-07-03	182	183	1.00	18987	1.25	0.89	0.94
JA-07-03	174	175	1.00	18979	0.62	0.99	0.77
JA-07-03	183	184	1.00	18988	0.97	1.03	0.78
JA-07-03	177	178	1.00	18982	1.66	1.30	2.03
JA-07-01	328	329	1.00	18975	1.28	1.51	1.56
JA-07-03	178	179	1.00	18983	1.66	1.58	2.35
JA-07-03	176	177	1.00	18981	1.69	1.65	1.98
JA-07-01	312	313	1.00	18959	2.03	2.16	1.98
JA-07-01	304	305	1.00	18951	0.36	2.26	0.36
JA-07-01	326	327	1.00	18973	2.57	2.30	2.71
JA-07-01	322	323	1.00	18969	1.24	2.33	1.20
JA-07-01	306	307	1.00	18953	0.59	2.91	0.57
JA-07-01	323	324	1.00	18970	1.25	2.91	1.57
JA-07-01	311	312	1.00	18958	2.86	3.15	2.57
JA-07-01	317	318	1.00	18964	3.36	3.57	3.53
JA-07-01	327	328	1.00	18974	4.69	4.25	5.28
JA-07-01	325	326	1.00	18972	5.53	7.58	6.00

Geostat 1 – Assay results obtained by Lab-Expert
Geostat 2 – Assay results obtained by ALS Chemex

Table 6: Control assay results from laboratories

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 48

VO07027817 - Finalized
CLIENT : MINAUR - Mines Aurizon Ltée
# of SAMPLES : 38
DATE RECEIVED : 2007-03-19
PROJECT : 504
CERTIFICATE COMMENTS :
PO NUMBER : 14442
	Au-AA25
SAMPLE	Au
DESCRIPTION	Geostat2	Aurizon	Geostat1	Geo1vsGeo2	difsorted	Geo2vsAuri	difsorted
18951	0.36	2.26	0.359	-0.001	-1.408	-1.9	-2.32
18952	0.04	0.026	0.032	-0.008	-0.309	0.014	-2.05
18953	0.59	2.91	0.571	-0.019	-0.291	-2.32	-1.9
18954	0.01	0.014	0.014	0.004	-0.193	-0.004	-1.66
18955	0.01	0.013	0.007	-0.003	-0.088	-0.003	-1.09
18956	0.03	0.01	0.009	-0.021	-0.08	0.02	-0.37
18957	-0.01	0.012	0.008	0.018	-0.072	-0.022	-0.29
18958	2.86	3.15	2.569	-0.291	-0.07	-0.29	-0.23
18959	2.03	2.16	1.981	-0.049	-0.049	-0.13	-0.21
18960	0.87	0.872	0.842	-0.028	-0.041	-0.002	-0.182
18961	0.03	0.029	0.032	0.002	-0.028	0.001	-0.13
18962	0.03	0.016	0.023	-0.007	-0.021	0.014	-0.08
18963	0.21	0.128	0.191	-0.019	-0.019	0.082	-0.06
18964	3.36	3.57	3.527	0.167	-0.019	-0.21	-0.034
18965	0.78	0.683	0.71	-0.07	-0.019	0.097	-0.022
18966	1.47	0.606	1.507	0.037	-0.008	0.864	-0.004
18967	1.84	0.32	0.432	-1.408	-0.007	1.52	-0.003
18968	0.19	0.18	0.102	-0.088	-0.007	0.01	-0.002
18969	1.24	2.33	1.199	-0.041	-0.007	-1.09	0
18970	1.25	2.91	1.571	0.321	-0.005	-1.66	0
18971	0.46	0.402	0.388	-0.072	-0.003	0.058	0.001
18972	5.53	7.58	6.001	0.471	-0.001	-2.05	0.008
18973	2.57	2.3	2.71	0.14	0.002	0.27	0.01
18974	4.69	4.25	5.277	0.587	0.004	0.44	0.014
18975	1.28	1.51	1.562	0.282	0.018	-0.23	0.014
18976	0.25	0.284	0.17	-0.08	0.037	-0.034	0.02
18977	0.07	0.07	0.063	-0.007	0.124	0	0.022
18978	0.4	0.582	1.838	1.438	0.14	-0.182	0.04
18979	0.62	0.99	0.77	0.15	0.15	-0.37	0.058
18980	0.73	0.722	0.854	0.124	0.167	0.008	0.08
18981	1.69	1.65	1.979	0.289	0.282	0.04	0.082
18982	1.66	1.3	2.034	0.374	0.289	0.36	0.097
18983	1.66	1.58	2.353	0.693	0.321	0.08	0.27
18984	0.37	0.45	0.351	-0.019	0.374	-0.08	0.36
18985	0.05	0.028	0.043	-0.007	0.471	0.022	0.362
18986	0.04	0.04	0.035	-0.005	0.587	0	0.44
18987	1.25	0.888	0.941	-0.309	0.693	0.362	0.864
18988	0.97	1.03	0.777	-0.193	1.438	-0.06	1.52
	1.091578947	1.259342105	1.153473684

Table 7: Between laboratory verification table

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 49

15- Adjacent Properties

Figure 14: Adjacent Properties

It is important to mention that within the actual property additional resources exist on the East fringe of the Heva sector and were not estimated in this assignment. Resources are limited to the East of the 7575mE which is on claim #3707622 as shown above in red.

The Joanna property is surrounded by claims owned mostly by Agnico Eagle, Valiquette, IAMGOLD(Cambior), Alexandria and Vantex which is enclaved as shown in previous figure.

  The Alexandria Mineral property is located to the East of and is made of 19 claims along the range VI from lot 42 to 60 (approximately 1.3 km N–S & 4.0 km E-O).

  The Rouyn Merger property belongs to IAMGOLD (Cambior) and is located to the west of Joanna, and is made up of 49 continuous claims. An inclined shaft at -50°, 251m vertical depth is on lot 61 of the range VI canton Joannes. The lands of the regional airport of Rouyn Noranda are south of these lots outside the property.

  The Alexis-Noranda belongs to X-Strata(Noranda-Falconbridge), it is north of the Alexandria property and is made up of 18 continuous claims

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 50

  The Heva property belongs to Ressources Vantex, and is enclaved within Joanna property. It is west of the Hosco, an old shaft that exists on this property.

The author nor Geostat’s staff have direct or indirect mining interest in the sector.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 51

16- Mineral Processing and Metallurgical Testing

Within the Joanna property, the former Hosco mine produced for a brief period from 1948-1949. The historical report indicates production was at a rate of 100 metric tons/day (110 short tons). A total of 45,872 metric tons (50,459 short tons) grading 6.58 g/mt (0.192 oz/sh.t) were extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd. The mill head grade was 4.90 g/mt 0.143 oz/sh.t.) for a recovery of 74.5% .

Historically, the ore of the property has been considered refractory. For this reason, several metallurgical tests were done over time and mainly in 1987 with the CRM and Lakefield for Gestion Minière Louvicourt under direction of Gilles St-Pierre.

Two historical reports were reviewed by the author. Extensive work has been done. The following is a brief summary.

Metallurgical testing of four 10 kg drill core samples by Laboratoires des mines et des sciences minerals – CANMET(Canada Center for Mineral and Energy Technology) and the Centre de Recherche Minerales in Sainte Foy Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed. A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process using the Hosco gold mineralization. A total of 15 grab samples of Hosco mineralization and 15 grab samples of Hosco barren waste rock was collected in order to estimate the specific gravity of the Temiskaming Group sediments and the gold-bearing mineralization.

The results with direct traditional cyanidation of the mineralized rock show recovery in the 55% range. Several tests with pressure oxidation and PH variations and even bacterial attack show gold recovery ranging from 39.66 to 96.97% . Cyanidation of flotation concentrate without grinding optimization show gold recovery of 92.2% in 8.9% of the weight and 95.9 % in 18% of the weight.

Additional work should focus on the definition of the best grinding size to liberate the sulfides from the rock and then carry optimization of the flotation process to maximize recovery of the sulfides. The tests should also include scalping of heavies with a Knelson concentrator prior to flotation. Once the flotation is optimized, optimization of the grinding cyanidation to liberate the gold from the sulfides should be performed. The fine rejects of this could then be returned with the tails of the flotation for filtering. With what we know now and what we have seen with new technologies and possible combination of methodologies,and the actual recoveries obtained from prior experiences and tests, it would appear that potential recoveries in the 95% range could be obtained. All the laboratory tests have to be done adequately within this scheme. Roasting of concentrate is not an option in Canada any more and, taking into consideration the cold weather in the area, bacterial attack is not recommended.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 52

Since gold is associated with arsenopyrite and other sulfides, in addition to traditional environmental tests, special tests and characterization of the rejects for the environment will have to be done when the optimal process has been found. Moreover, addition of neutralizing rock like dolomite may be added to the processed ore to secure no potential acid mine drainage if results are testing positives.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 53

17- Mineral Resource Estimates

17.1 Mineral resources

17.1.1 Data used

The drilling data used came from the department of exploration of Aurizon Mines Ltd. and compilation of the data was done under the supervision of Ghislain Fournier P. Eng. and a Qualified Person under NI 43-101. Geostat has reviewed on a random basis the database. The random validation process included verification of the database by comparing it to the original drill hole log.

The geological interpretation used to delineate the mineralized zones was done by a Geostat geological engineer with the assistance of historical interpretation on sections and level plans of the mineralized zones.

Geostat has reviewed the information to detect any inconsistencies in conjunction with Aurizon’s project manager and the Author has made minor adjustments to the shape. Aurizon has not questioned the interpretation of the geology by Geostat. Geostat considers that its interpretation is compatible with the previous interpretations done at a historical level.

It is important to mention that the approach of defining mineralization corridors at lower grade instead of high grade zones with incomplete historical data has complicated the shapes of the zones in some areas, where in fact it is probably continuous, but the available data is not sufficient to support this conclusion at this time. To clarify, the fact that holes were not totally sampled in the low grade corridor requires us to include zeros within ore zones which are not true zero and to also exclude material from the envelope for the same reason. The on going sampling by Aurizon should help to increase quality of the resource modeling and estimation in the near future. However core from many old holes does not exist and will require confirmation holes.

The current database name is:

Joanna_Merge_Gb.mdb (7,232 Kb) which is used for estimation of the resources in this report and contains: 726 collar information, 1647 deviation records, 15725 assay results and 658 lithology records. This represents all the holes computerized on the property and outside the property.

381 surface holes were used in the interpretation for the estimation of resources.

The information is managed using the Geobase software, a Microsoft Access application designed by Geostat Systems International software division. Original data was provided by Aurizon MS-ACCESS tables in Geotic Formats. The computer file is on a CD-ROM in the appendix.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 54

17.1.2 Mineralized envelope

The mineralization of the Joanna property can be divided into two sectors: the mineralized corridors North and South of the Cadillac fault and are labeled respectively to their location of the fault; and the old Hosco shaft in terms of East and West. Many zones or limbs exist in the modeling; five zones have been clearly identified, with two of them, the Principal North and North East zones, on the north side of the fault. Three zones, the Principal South, South West and South East zones, are located south of the Cadillac fault, which separates the mineralized zones and is barren in terms of gold mineralization. Figure 15 presents the zones at 4957m elevation.

Additional work will be required to confirm better continuity orientations of high grade gold content within the geological plans of the corridors dipping 55 degrees north which are actually plunging west.

Figure 15: Plan view of the zones at 4957m elevation

The five main mineralized zones are:

1.	Principal South

2.	Principal North

3.	South West

4.	South East

5.	North East

The mineralized zones are disseminated sulfide corridors with thin quartz veins varying continuous laterally and at depth. For this reason the zones are interpreted on cross sections and then on level plans at every 5 meters from surface to 250m vertical depth in general and down to 400m in one particular sector.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 55

Using the cross sections the mineralized zones are identified and pierce points are defined. When the structure is recognized by the drill hole, good or bad, i.e., low or high grade, the intercept is defined (see composite list in appendix).

The interpretation of the mineralized structures has started from a highly documented level with underground works at 85m(4927mZ) and 120m(4889mZ) below surface. Surface elevation of the swamp GML mining grid is at 5,011m.

The general strike orientation of the zones is Azimuth 260° with a dip of 55° to the northwest. Some of the zones are connected and disconnected depending of the elevation with respect to the Cadillac fault, which the zones never cross.

The presence of underground openings from the former exploration work has been taken into account during the mineral resource estimation. Production records have been excluded of tonnage from the final resources estimation instead of cutting the underground volumes.

The following figures illustrate the existing underground openings of the old Hosco mine. In the figures, X being the East, Y the North and Z the elevation in meters.

Figure 16: Location of underground workings and drill hole trace plan view.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 56

Figure 17: Location of underground workings and drill hole trace looking north.

Figure 18: Location of underground workings and drill hole looking southwest downward.

Figure 19: Cross section looking west on 8950mE with inclined shaft and levels.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 57

Figure 20: Cross section 8950mE with interpretation of mineralized zones.

Figure 21: Cross section 8602mE with interpretation of mineralized zones.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 58

Figure 22: Interpretation of the zones in plan at elevation 4977.5mZ.

Figure 23: Isometric view looking southwest of the cross section blocks.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 59

Figure 24: Isometric view looking southwest of the level interpretation.

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17.1.3 Composites

The selected mineral resource estimation method used is regular block modeling with interpolation by inverse of the distance inside the interpreted mineralized zones on level plans. This method requires the use of equally weighted composite samples. The ponctual composites are derived from the zone composites (from –to) defined along the core, which are standardized sample length assay values created from the original samples.

According to the available data, the composite length selected is 1m. We consider this length appropriate but in regard to the anticipated mining method it could be increased. The reason for the selection of the one meter length is to preserve integrity and availability of the available test hole underground data.

The following table presents the zone composite intercepts used for the calculation of 1m X,Y,Z composites.

Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
5W	125	130.43	5.43	1.3	7.059
26W	104.42	117.38	12.96	1.19	15.4224
HOSCO-8W2	252.74	258.73	5.99	0.84	5.0316
26W	192.07	193.6	1.53	1.26	1.9278
25W	201.22	208.84	7.62	2.42	18.4404
janv-10	152.8	157.42	4.62	0.2	0.924
janv-10	63.33	64.83	1.5	1.22	1.83
25W	109.76	112.8	3.04	0.5	1.52
HOSCO-7W2	141.77	149.39	7.62	2.66	20.2692
HOSCO-7W2	164.63	179.88	15.25	1.08	16.47
HOSCO-7W2	257.68	268.29	10.61	1.35	14.3235
HOSCO-7W2	236.95	243.9	6.95	1.29	8.9655
janv-50	145.44	149.12	3.68	1.91	7.0288
4W	114.33	117.38	3.05	0.79	2.4095
4W	184.45	195.12	10.67	1.39	14.8313
4W	199.09	207.32	8.23	2.18	17.9414
févr-90	240.94	251.92	10.98	3.96	43.4808
24W	228.66	233.23	4.57	0.57	2.6049
23W	126.01	129.57	3.56	5.13	18.2628
HOSCO-6W2	137.2	161.59	24.39	0.38	9.2682
1.84E+03	121	145.5	24.5	1.15	28.175
HOSCO-6W2	244.82	246.95	2.13	1.13	2.4069
févr-50	25.34	35.43	10.09	1.72	17.3548
22W	105.18	114.09	8.91	1.14	10.1574
22W	166.86	208.84	41.98	1.11	46.5978
ST-3M95	0	48.89	48.89	1.07	52.3123
févr-50	132.23	134.58	2.35	4.72	11.092

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 61

Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
janv-50	104.6	105.89	1.29	1.73	2.2317
janv-50	72.85	78.2	5.35	1	5.35
3W	99.09	109.76	10.67	1.23	13.1241
HOSCO-5W2	141.77	150.91	9.14	0.91	8.3174
janv-30	43.23	68.93	25.7	1.4	35.98
HOSCO-2W3	70.7	109.76	39.06	0.83	32.4198
janv-90	33.1	61.76	28.66	1.61	46.1426
janv-10	22.25	34	11.75	1.23	14.4525
HOSCO-5W2	204.27	221.68	17.41	0.82	14.2762
3W	155.88	187.5	31.62	1.26	39.8412
janv-10	80.19	118	37.81	1.06	40.0786
3W	201.83	206.16	4.33	3.87	16.7571
HOSCO-2W3	118.9	123.48	4.58	1.1	5.038
ST-3M94	0	14.2	14.2	2.64	37.488
ST-3M93	6.55	45.72	39.17	1.78	69.7226
1.94E+03	231	280.75	49.75	1.6	79.6
1.94E+03	318	351.5	33.5	1.15	38.525
HOSCO-9W2	194.27	204.51	10.24	1.36	13.9264
ST-3M115	3.44	28.59	25.15	2.02	50.803
ST-3M107	5.09	21.34	16.25	1.6	26
11W	153.51	167.68	14.17	1.92	27.2064
ST-3M92	3.05	12.19	9.14	2.32	21.2048
HOSCO-9W2	140.24	146.34	6.1	1.05	6.405
C1960-1	44	71	27	1.4	37.8
C1960-2	67.72	80.45	12.73	0.71	9.0383
C1960-2	21.5	27.12	5.62	1.83	10.2846
80-50	227.81	248.55	20.74	1.2	24.888
1.98E+03	158.75	198.5	39.75	1.7	67.575
HOSCO-4W2	135.98	153.96	17.98	1.14	20.4972
12W	92.2	105.18	12.98	1.52	19.7296
HOSCO-4W2	193.6	202.74	9.14	2.44	22.3016
1.98E+03	255	268.5	13.5	1.7	22.95
80-50	295.32	311.57	16.25	0.5	8.125
HOSCO-4W2	223.02	239.57	16.55	0.99	16.3845
ST-3M103	50.93	67.06	16.13	1.64	26.4532
ST-3M104	44.81	58	13.19	2.52	33.2388
ST-3M65	1.52	39.62	38.1	2.17	82.677
12W	146.95	173.41	26.46	1.33	35.1918
ST-3M83	1.83	32.19	30.36	2.25	68.31
ST-3M75	6.1	27.58	21.48	1.37	29.4276
ST-3M74	6.1	31.7	25.6	1.81	46.336
ST-3M82	6.58	28.65	22.07	1.69	37.2983
ST-3M64	0.43	30.48	30.05	1.52	45.676
C2000-2	85.18	107.08	21.9	1.78	38.982
HOSCO-3W3	71.65	112.5	40.85	1.34	54.739

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Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
C2000-1	60.39	69.28	8.89	1.69	15.0241
C2000-1	78.73	98.61	19.88	1.31	26.0428
C2000-2	112.35	130.2	17.85	1.14	20.349
ST-3M91	0	17.68	17.68	1.2	21.216
C1980-1	51.87	64.01	12.14	0.53	6.4342
C1980-1	81.29	87.2	5.91	1.85	10.9335
2.02E+03	199	225	26	1.31	34.06
HOSCO-10W2	131.1	141.77	10.67	1.83	19.5261
13W	89.94	97.56	7.62	1.34	10.2108
C2020-1	34.2	36.73	2.53	0.72	1.8216
2.02E+03	276.5	303.75	27.25	1.19	32.4275
HOSCO-10W2	188.41	205.79	17.38	2.44	42.4072
ST-3M103	7.44	30.97	23.53	1.02	24.0006
ST-3M113	6.1	28.29	22.19	1.31	29.0689
ST-3M114	44.2	53.34	9.14	1.34	12.2476
HOSCO-10W2	224.09	231.71	7.62	2.76	21.0312
ST-3M116	5.88	29.87	23.99	1.14	27.3486
ST-3M102	0	21.34	21.34	3.52	75.1168
ST-3M114	4.79	21.95	17.16	1.19	20.4204
ST-3M104	8.2	27.13	18.93	0.81	15.3333
HOSCO-1W2	126.86	152.44	25.58	1.6	40.928
2.06E+03	187.5	197	9.5	1.51	14.345
2.06E+03	274	293.75	19.75	1.1	21.725
ST-3M101	21.73	36.58	14.85	2.95	43.8075
2.02E+03	333.2	347.77	14.57	0.78	11.3646
2W	86.89	96.04	9.15	1.55	14.1825
80-56	29.9	62.4	32.5	1.5	48.75
C2040-3	50.6	90.8	40.2	1.13	45.426
HOSCO-4W3	68.6	100.61	32.01	1.38	44.1738
C2040-2	81.4	114.9	33.5	2.5	83.75
ST-2M49	2.68	45.23	42.55	1.06	45.103
ST-2M90	0	12.41	12.41	1.24	15.3884
ST-2M51	1.89	47.79	45.9	1.8	82.62
ST-3M44	1.25	42.98	41.73	2.77	115.5921
ST-3M42	2.19	43.59	41.4	1.86	77.004
ST-3M43	0	13.72	13.72	1.06	14.5432
ST-3M100	10.03	27.95	17.92	2.21	39.6032
ST-3M68	1.52	28.96	27.44	2.97	81.4968
ST-2M89	7.62	26.52	18.9	2.52	47.628
ST-2M84	1.89	31.09	29.2	1.69	49.348
ST-3M69	12.19	24.99	12.8	2.98	38.144
ST-3M77	4.57	14.02	9.45	2.44	23.058
ST-3M76	6.1	13.93	7.83	1.2	9.396

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 63

Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
ST-3M67	19.81	37.89	18.08	2.55	46.104
ST-3M99	1.52	50.93	49.41	1.99	98.3259
ST-3M99A	1.98	55.87	53.89	1.8	97.002
2W	143.29	178.88	35.59	1.33	47.3347
HOSCO-1W2	224.09	246.65	22.56	1.48	33.3888
2.06E+03	273	337.1	64.1	0.91	58.331
janv-50	51.34	56.82	5.48	1.07	5.8636
févr-50	73.77	107.94	34.17	0.78	26.6526
janv-50	33.88	59.56	25.68	1.17	30.0456
ST-3M96	11.7	18.29	6.59	3.03	19.9677
janv-90	80.52	81.32	0.8	13.13	10.504
12W	185.98	202.74	16.76	0.03	0.5028
C2020-2	50.23	92.95	42.72	1.23	52.5456
C2020-1	74.9	130.1	55.2	1.4	77.28
ST-2M88	0	29.66	29.66	1.55	45.973
ST-3M102	32.61	49.62	17.01	5.31	90.3231
ST-3M80B	1.52	22.86	21.34	1.16	24.7544
ST-3M60	0	25.91	25.91	0.81	20.9871
13W	143.29	173.78	30.49	2.1	64.029
13W	190.55	196.65	6.1	1.63	9.943
ST-3M78	7.62	22.19	14.57	1.89	27.5373
ST-3M79	6.4	26.97	20.57	0.89	18.3073
ST-3M59	12.89	25.6	12.71	1.16	14.7436
ST-3M59	0	25.6	25.6	1.02	26.112
ST-3M62	0	28.96	28.96	0.88	25.4848
ST-3M61	0	22.25	22.25	0.95	21.1375
ST-3M63	4.08	17.07	12.99	0.89	11.5611
ST-3M41	0	6.52	6.52	2.2	14.344
ST-3M37	0	28.9	28.9	1.35	39.015
ST-3M32	0	21.34	21.34	4.71	100.5114
ST-3M36	5.12	27.89	22.77	1.13	25.7301
ST-3M105	0	6.58	6.58	1.37	9.0146
ST-3M21	0	15.76	15.76	1.36	21.4336
HC-7	31.1	38.11	7.01	1.23	8.6223
HC-2	51.83	64.02	12.19	0.65	7.9235
HC-7	54.88	79.27	24.39	2.84	69.2676
DR4955-24	0	3	3	1.9	5.7
DR4933-12	0	4	4	3.13	12.52
HC-2	89.94	121.95	32.01	2.49	79.7049
DR4921-11	0	3	3	1.43	4.29
HC-6	144.82	152.44	7.62	1.44	10.9728
ST-3M27	1.22	12.56	11.34	2.11	23.9274
HC-2A	238.45	243.35	4.9	2.6	12.74
HC-6	166.16	226.74	60.58	1.1	66.638
ST-3M27	56.97	89.92	32.95	0.41	13.5095

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 64

Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
HC-2A	279.88	300.3	20.42	0.64	13.0688
févr-50	15.8	17.1	1.3	1.2	1.56
janv-50	7	39.9	32.9	0.93	30.597
C86-7	13.89	39.14	25.25	0.94	23.735
C86-6	24.62	49	24.38	1.4	34.132
C86-5	44.42	55.32	10.9	0.47	5.123
C86-5	78.8	110.44	31.64	2.83	89.5412
ST-3M6	34.59	50.29	15.7	3.91	61.387
ST-3M7	32.22	47.24	15.02	1.95	29.289
ST-3M23	0	30.48	30.48	1.2	36.576
ST-3M14	0	5.69	5.69	4.22	24.0118
ST-3M4	0	9.97	9.97	0.59	5.8823
ST-3M5	9.14	20.76	11.62	2.15	24.983
ST-3M3	3.05	21.95	18.9	0.5	9.45
14W	140.85	168.75	27.9	1.53	42.687
C2080-2	28.63	35.54	6.91	1.63	11.2633
14W	77.56	83.84	6.28	1.4	8.792
80-51	154.5	175.5	21	0.72	15.12
80-51	251	266	15	2.16	32.4
80-51	288.5	306.5	18	1.79	32.22
ST-3M40	26.55	44.41	17.86	1.31	23.3966
ST-3M40	0.7	4.08	3.38	2.55	8.619
ST-3M98	32	58.09	26.09	1.43	37.3087
ST-3M100	30.48	41.97	11.49	4.22	48.4878
14W	182.93	187.5	4.57	1.5	6.855
C2060-1	41.11	62.82	21.71	1.73	37.5583
C2080-1	55.94	66.16	10.22	2.32	23.7104
C2080-2	82.49	99.91	17.42	1.83	31.8786
ST-2M55	0.46	11.43	10.97	1.12	12.2864
C2100-1	66.05	89.81	23.76	1.48	35.1648
ST-2M55	27.49	47.4	19.91	1.74	34.6434
HOSCO-2W2	213.2	228.66	15.46	2.76	42.6696
HOSCO-2W2	120.43	126.5	6.07	1.02	6.1914
C2120-1	31.56	39.69	8.13	0.93	7.5609
C2120-2	57.17	77.47	20.3	1.18	23.954
ST-2M52	0.61	13.2	12.59	3.47	43.6873
ST-2M53	0	12.86	12.86	1.95	25.077
15W	152.44	185.98	33.54	1.62	54.3348
ST-3M97	1.22	13.2	11.98	1.83	21.9234
HOSCO-3W2	113.45	117.38	3.93	1.56	6.1308
C2140-1	26.14	30.15	4.01	2.12	8.5012
HOSCO-5W3	42.68	45.73	3.05	2.15	6.5575
C2140-1	45.61	57.8	12.19	0.44	5.3636
HOSCO-5W3	69.82	83.54	13.72	1.45	19.894
16W	162.38	176.22	13.84	3.66	50.6544

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 65

Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
ST-3M73	0.21	14.84	14.63	3.32	48.5716
ST-3M72	0.24	23.68	23.44	1.91	44.7704
ST-2M38	1.52	25.3	23.78	3.51	83.4678
ST-2M45	0	8.26	8.26	4.08	33.7008
HOSCO-3W2	175.91	182.93	7.02	1.66	11.6532
80-55	25	38.3	13.3	0.77	10.241
C2180-1	52.58	60.03	7.45	1.04	7.748
80-55	49.1	76.2	27.1	1.07	28.997
C2180-1	75.04	97.36	22.32	1.2	26.784
ST-2M47	1.16	30.48	29.32	1.35	39.582
ST-2M48	2.23	14.78	12.55	4.37	54.8435
ST-2M56	4.42	17.31	12.89	2.03	26.1667
ST-2M25	0	14.63	14.63	1.22	17.8486
17W	161.13	176.28	15.15	1.68	25.452
1W	155.49	170.73	15.24	1.7	25.908
18W	155.5	176.83	21.33	1.65	35.1945
ST-3M10	0	3.69	3.69	3.15	11.6235
C2240-2	63.32	92.68	29.36	1.55	45.508
C2260-2	63.76	92	28.24	0.91	25.6984
HOSCO-6W3	47.26	67.07	19.81	0.61	12.0841
HOSCO-11W2	207.47	230.18	22.71	1.28	29.0688
80-52	281	291.5	10.5	1.32	13.86
C2220-2	33.96	55.69	21.73	1.06	23.0338
C2220-1	77	96.83	19.83	1.69	33.5127
C2240-1	32.88	53	20.12	1.87	37.6244
80-54	23.3	29	5.7	1.37	7.809
C86-14	48.12	73	24.88	1.2	29.856
C86-13	74.1	91.16	17.06	0.62	10.5772
HOSCO-7W3	50.3	54.02	3.72	2.33	8.6676
19W	146.34	182.26	35.92	1.34	48.1328
HC-9	30.18	39.63	9.45	1	9.45
C86-9	49.35	55.19	5.84	1.7	9.928
HC-8	54.88	68.69	13.81	1.45	20.0245
HC-10	173.78	182.93	9.15	0.77	7.0455
C86-8	13.82	18.56	4.74	1.2	5.688
DR4955-30	0	5	5	4.4	22
DR4933-04	0	3.5	3.5	1.94	6.79
ST-2M11	1.22	11.4	10.18	0.41	4.1738
ST-2M12	1.22	12.07	10.85	1.01	10.9585
ST-2M13	1.22	16.22	15	1.48	22.2
20W	153.96	161.59	7.63	2.11	16.0993
ST-3M29	28.2	41.1	12.9	0.69	8.901
janv-90	5.5	30	24.5	0.93	22.785
80-53	23.5	49	25.5	1.47	37.485

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 66

Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
C86-4	48.28	77	28.72	2.86	82.1392
HC-13	68.6	112.8	44.2	1.59	70.278
ST-BZ-4	0	3.8	3.8	3.73	14.174
ST-BZ-3	0	9.5	9.5	3.55	33.725
DR4955-12	0	3.3	3.3	2.84	9.372
HC-11	149.34	169.21	19.87	1.26	25.0362
janv-10	6.7	33.86	27.16	2.19	59.4804
C86-2	25	50.1	25.1	1.46	36.646
C86-1	41	63.9	22.9	2.7	61.83
C86-3	83.33	102.6	19.27	2.57	49.5239
C86-3	67.58	73.57	5.99	2.61	15.6339
21W	123.93	132.62	8.69	1.1	9.559
21W	143.29	172.26	28.97	1.52	44.0344
janv-30	6.1	11.48	5.38	0.88	4.7344
C2440-1	71.73	76.62	4.89	0.91	4.4499
C2440-1	85.11	103.22	18.11	1.42	25.7162
ST-2M16	21.34	35.05	13.71	1.05	14.3955
ST-BZ-2	0	8	8	1.31	10.48
ST-BZ-1	0	7	7	1.93	13.51
DR4955-03	0	3.7	3.7	1.21	4.477
C2440-3	155.16	180.1	24.94	1.47	36.6618
C2440-1	51.17	57.44	6.27	2	12.54
C2440-3	102.84	107.56	4.72	2.4	11.328
C2440-3	88.09	90.68	2.59	1.57	4.0663
févr-30	7.3	10.25	2.95	1.61	4.7495
C86-1	12.19	15.4	3.21	2.12	6.8052
C86-1	27.69	38	10.31	0.69	7.1139
janv-50	6.48	23.28	16.8	0.96	16.128
C2460-2	32.55	46.58	14.03	2.05	28.7615
C2460-3	46.43	67.5	21.07	1.38	29.0766
C2460-3	29.99	37.12	7.13	1.41	10.0533
C2460-2	20.91	23.75	2.84	1.31	3.7204
C2460-1	52.17	62.77	10.6	0.74	7.844
C2460-3	13.1	14.81	1.71	1.06	1.8126
C2460-1	35.98	38.8	2.82	1.99	5.6118
C2460-1	67.17	69.57	2.4	1.95	4.68
C2480-1	42.8	59.65	16.85	2.7	45.495
C2480-2	95.85	117.07	21.22	1.51	32.0422
C2480-1	30.94	37.15	6.21	0.52	3.2292
C2480-2	80.63	83.67	3.04	2.02	6.1408
C2480-1	12.58	13.23	0.65	5.4	3.51
C2480-2	50.8	59.25	8.45	1.01	8.5345
C2500-4	148.72	161.47	12.75	0.94	11.985
C2500-5	93.81	100.09	6.28	2.26	14.1928
C2500-1	29	42.93	13.93	1.38	19.2234

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 67

Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
janv-90	6.1	22.63	16.53	1.37	22.6461
C2500-2	31.17	38.12	6.95	5.35	37.1825
C2500-2	22.51	24.79	2.28	2.02	4.6056
C2500-1	53.29	58.25	4.96	0.68	3.3728
C2500-1	64.12	66.1	1.98	1.8	3.564
C2500-5	140.32	152.09	11.77	1.02	12.0054
C2500-5	121.73	130.58	8.85	0.36	3.186
C2500-4	200.3	206.34	6.04	0.68	4.1072
C2520-2	11.63	13.85	2.22	1.81	4.0182
C2520-1	39.31	46.12	6.81	2.06	14.0286
C2520-2	36.84	48.9	12.06	3.06	36.9036
C2520-1	70.62	92.51	21.89	1.72	37.6508
C2540-1	38.7	41.99	3.29	3.16	10.3964
C2540-1	11.4	15.8	4.4	1.22	5.368
C2540-2	44.8	53.38	8.58	2.36	20.2488
C2540-2	70.25	88.11	17.86	1.32	23.5752
janv-50	11.63	17.66	6.03	0.98	5.9094
févr-50	45.35	66.06	20.71	1.19	24.6449
janv-50	25.41	40.65	15.24	1.23	18.7452
janv-50	52.76	57.04	4.28	1.21	5.1788
févr-50	92.7	96.34	3.64	0.86	3.1304
janv-70	30.03	43.82	13.79	2.41	33.2339
janv-70	54.95	56.45	1.5	0.83	1.245
févr-70	52.73	62	9.27	1.45	13.4415
févr-70	89.1	99.7	10.6	0.45	4.77
févr-70	75.52	80.1	4.58	0.62	2.8396
janv-70	9.1	11.12	2.02	3.43	6.9286
janv-10	16.4	22.64	6.24	7.76	48.4224
janv-10	31.24	39.3	8.06	1.79	14.4274
févr-10	33.91	41.56	7.65	0.95	7.2675
févr-10	64.08	79.13	15.05	0.86	12.943
janv-70	33.88	42.51	8.63	1.11	9.5793
HC-15	93.35	109.76	16.41	0.63	10.3383
févr-70	123.1	136.67	13.57	0.52	7.0564
2.90E+04	70.5	94.9	24.4	1.3	31.72
2.90E+03	119	130	11	1.42	15.62
2.90E+04	192.5	198.5	6	0.7	4.2
2.90E+03	244.5	253.2	8.7	1.45	12.615
2.90E+04	120.5	136.75	16.25	0.3	4.875
2.90E+03	170	185	15	0.66	9.9
janv-10	25.74	36.5	10.76	0.65	6.994
févr-10	121.62	137.36	15.74	0.96	15.1104
janv-10	73.91	84.54	10.63	0.51	5.4213
févr-10	168.83	174.14	5.31	1.8	9.558
janv-30	11.79	15	3.21	1.5	4.815

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 68

Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
févr-30	30.81	40.3	9.49	1.68	15.9432
janv-30	21	29.35	8.35	0.99	8.2665
févr-30	53.6	59.64	6.04	0.9	5.436
févr-10	89.72	94.23	4.51	1.08	4.8708
févr-30	70.73	78.92	8.19	0.43	3.5217
HC-16	106.71	109.76	3.05	2.54	7.747
2.84E+03	200	211	11	1.04	11.44
HC-16	161.59	165.06	3.47	0.73	2.5331
2.84E+03	242.5	248.85	6.35	0.4	2.54
HC-16	215.24	219.51	4.27	7.25	30.9575
2.78E+03	194.2	200	5.8	0.41	2.378
2.78E+03	251.25	253.5	2.25	0.34	0.765
C86-10	31.5	48.8	17.3	1.81	31.313
C86-10	62.32	89.11	26.79	0.96	25.7184
C86-11	13.42	20.4	6.98	0.74	5.1652
C86-11	39.8	45.42	5.62	1.35	7.587
2.30E+03	219.6	238.4	18.8	0.93	17.484
2.30E+03	244.6	268.3	23.7	0.63	14.931
ST-3M20	22.07	26.94	4.87	2.27	11.0549
DR4921-01	0	4	4	4.08	16.32
DR4921-02	0	3.7	3.7	3.54	13.098
DR4921-03	0	3.7	3.7	2.64	9.768
DR4921-04	0	3.5	3.5	2.13	7.455
DR4921-05	0	3.7	3.7	1.92	7.104
DR4921-06	0	3	3	1.07	3.21
DR4921-07	0	3	3	2.07	6.21
DR4921-08	0	4	4	1.35	5.4
DR4921-09	0	3	3	1.53	4.59
DR4921-12	0	3	3	0.97	2.91
DR4921-13	0	3	3	1.47	4.41
ST-2M15	0	37.25	37.25	0.66	24.585
ST-2M57	3.05	18.29	15.24	9.26	141.1224
ST-2M46	0	11.28	11.28	4.57	51.5496
ST-2M54	0	24.69	24.69	1.58	39.0102
ST-2M84	0.76	31.09	30.33	1.64	49.7412
ST-2M87	1.04	35.05	34.01	1.72	58.4972
ST-2M86	0.91	16.76	15.85	0.23	3.6455
C2160-1	56	97.72	41.72	1.51	62.9972
DR4955-31	0	4.9	4.9	1.82	8.918
DR4955-29	0	5	5	1.36	6.8
DR4955-28	0	3.7	3.7	1.34	4.958
DR4955-27	0	4	4	1.08	4.32
DR4955-26	0	3.5	3.5	1.57	5.495
DR4955-25	0	3.7	3.7	2.13	7.881
DR4955-23	0	3	3	1.3	3.9

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 69

Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
DR4955-22	0	4	4	2.8	11.2
DR4955-21	0	3.9	3.9	2.51	9.789
DR4955-20	0	4	4	4.24	16.96
DR4955-19	0	3.3	3.3	4.06	13.398
DR4955-18	0	3.2	3.2	3.99	12.768
DR4955-17	0	3.3	3.3	1.61	5.313
DR4955-16	0	3.2	3.2	3.6	11.52
DR4955-15	0	3.9	3.9	5.2	20.28
DR4955-14	0	3.7	3.7	4.81	17.797
DR4955-13	0	4	4	4.24	16.96
DR4955-11	0	3.5	3.5	1.43	5.005
DR4955-10	0	4	4	1.3	5.2
DR4955-09	0	5	5	1.9	9.5
DR4955-08	0	4.5	4.5	2.09	9.405
DR4955-07	0	4	4	1.05	4.2
DR4955-06	0	3.7	3.7	1.95	7.215
DR4955-05	0	3.9	3.9	1.75	6.825
DR4955-04	0	3.5	3.5	0.57	1.995
DR4955-02	0	3.5	3.5	1.2	4.2
DR4955-01	0	5	5	1.36	6.8
1.84E+03	220.25	230.12	9.87	1.54	15.1998
ST-3M81	10.45	21.03	10.58	1.87	19.7846
C1960-1	80	83	3	0.65	1.95
ST-3M96	0	6.1	6.1	4.25	25.925
HOSCO-1W3	28.96	36.59	7.63	1.4	10.682
janv-30	47.06	54.1	7.04	1.79	12.6016
févr-30	85.51	89.07	3.56	3.73	13.2788
févr-30	33.03	39.43	6.4	0.13	0.832
janv-30	70.73	73.9	3.17	0.99	3.1383
HOSCO-1W3	97.56	102.13	4.57	1.13	5.1641
févr-30	99.07	102.84	3.77	1.19	4.4863
23W	166.16	170.73	4.57	1.47	6.7179
23W	183.99	187.5	3.51	1.91	6.7041
1.84E+03	182.3	187.15	4.85	0.39	1.8915
1.84E+03	208.2	213	4.8	0.77	3.696
janv-90	137.71	152.95	15.24	1.94	29.5656
janv-90	118.35	131.55	13.2	1.39	18.348
24W	176.83	184.45	7.62	1	7.62
24W	190.55	201.22	10.67	1.54	16.4318
févr-90	215.06	219.13	4.07	2.53	10.2971
févr-90	206.03	212.24	6.21	0.61	3.7881
24W	111.59	115.85	4.26	3.41	14.5266
févr-90	134.23	156.56	22.33	0.63	14.0679
janv-90	51.61	63.03	11.42	0.77	8.7934
janv-50	122.5	125.78	3.28	0.44	1.4432

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Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
7W	91.46	97.56	6.1	2.66	16.226
6W	83.84	88.41	4.57	0.56	2.5592
8W	129.57	132.62	3.05	0.96	2.928
9W	144.82	149.39	4.57	1.33	6.0781
janv-79	37.45	78.92	41.47	1.83	75.8901
C2100-2	47.52	69.68	22.16	0.99	21.9384
C2100-2	76.92	81.4	4.48	1.25	5.6
C2100-1	98.09	106.9	8.81	1.21	10.6601
C2120-1	48.28	62.88	14.6	1.36	19.856
C2120-2	89.77	93.16	3.39	0.87	2.9493
ST-2M52	27.43	39.93	12.5	1.1	13.75
15W	73.17	79.27	6.1	0.59	3.599
17W	135.67	137.8	2.13	2.03	4.3239
ST-2M48	41.97	42.76	0.79	2.74	2.1646
HOSCO-6W3	73.17	83.84	10.67	1.84	19.6328
C2220-1	45.51	68	22.49	0.83	18.6667
C2220-2	14.3	22	7.7	1.2	9.24
80-52	233	239	6	1.68	10.08
C2240-1	17.12	20.52	3.4	2.75	9.35
C2260-2	48.6	55.86	7.26	1.14	8.2764
C2240-2	49.26	56.68	7.42	0.28	2.0776
18W	118.9	127.3	8.4	0.76	6.384
80-54	39.3	56.9	17.6	0.52	9.152
C86-14	34.6	41.19	6.59	1.57	10.3463
C86-13	37.14	48.53	11.39	1.6	18.224
HOSCO-7W3	86.16	103.66	17.5	3.18	55.65
ST-3M14	0	5.69	5.69	4.22	24.0118
ST-3M8	0	4.72	4.72	0.64	3.0208
ST-3M18	0	5.21	5.21	0.65	3.3865
C86-8	30.45	45.44	14.99	1.71	25.6329
HC-9	57.93	62.5	4.57	2.79	12.7503
C86-9	80.21	105	24.79	2.43	60.2397
HC-8	90.24	112.8	22.56	0.64	14.4384
ST-3M29	6.55	14.02	7.47	0.88	6.5736
20W	166.16	178.35	12.19	0.68	8.2892
HC-10	190.55	198.17	7.62	2.03	15.4686
ST-3M31	3.96	7.01	3.05	0.67	2.0435
C2440-3	124.81	141.69	16.88	0.85	14.348
ST-2M16	0	15.76	15.76	1.37	21.5912
20W	161.59	166.16	4.57	0.32	1.4624
févr-50	35.2	36.38	1.18	2.8	3.304
HOSCO-11W2	177.64	179.88	2.24	1.43	3.2032
févr-30	113.95	120.38	6.43	2.19	14.0817
janv-30	84.02	84.97	0.95	5.66	5.377

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Joanna intercepts
	From
Hole name	(m)	To(m)	Length	au g/t	Accum
			13.87615	1.719408	10357.57
			6563.42
		W.Avg		1.578076

Table 8: List of ore zone limits used in the estimation of resources

The 473 limits present an average length of 13.88 meters with a weighted average grade of 1.58g/t. In the core the maximum grade is 1006 g/t on a 18cm underground test hole sample and 0g/t for the minimum while in the intercepts we have a maximum of 13.13g/t and 0g/t as minimum. Minimum length is 0.65m while the maximum is 64.1m. Composite must have over 0.5m of core to be considered into 3D samples.

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17.1.3.1 3D composites and analysis of high Au grades

The author decided to look at outlier’s grades only after generation of 1m composites in order to compare adequately the assay values. With the deposit being disseminated, the extreme nugget affect is lowered compared to other vein type deposit.

From the 437 limits it has been possible to generate 6767 sample points equivalent to 1m, i.e. the 3D composites.

Figure 25: Histogram of 3D composites

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Figure 26: Cumulative Frequency of gold g/t 3D composites

The Au grades of the composites have a lognormal distribution. There is a presence of high grades. All together without differentiation of the zones, the maximum composite grade is 54.8g/t and 0g/t for the minimum, the average grade is 1.59g/t.

As the cumulative frequency diagram above shows, the far end high grades do significantly deviate from the slope distribution showing outlier tail. This indicates the pertinence of capping the high values. Using this cumulative frequency plot, the author has decided to cap the high value to 25 g/t which is near an ounce and represents the first major break in the distribution.

Even if there is a normal nugget effect in the observed distribution of gold on level plans with assay in the historic faces, it shows continuity of high grades. They are not spatially isolated values.

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17.1.4 Spatial continuity of the gold mineralization

The gold spatial continuity is expressed in the variogram. It is a way to characterize and quantify the continuity of the gold and to evaluate the nugget effect. As we are in the presence of gold mineralization, we must expect a low continuity and a high nugget effect. The following graph shows the variogram of the 3D composites all zones together.

Figure 27: Variogram of Au 3D composites

The above variogram confirms mathematically the grade continuity in the East-West orientation with range over 30 meters in that direction similar to the plunge 225 degrees north down 25 degrees. As shown in the above variogram, the nugget effect is significantly low, in the order of 20%.

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17.1.5 Parameters for estimation of mineral resources

The gold grades of each block are interpolated using inverse of the distance using the 3D composites. We recommend extensive geostatistical analysis in the next resource model when re-assay will have taken place with the new ongoing drilling information.

A block model of dimension 5m East by 2m north by 5m Z is used. The block model parameters for all the zones are:

Table 9: Block model geometric parameters (origin on block 1,1,1 center)

The zones were treated together since they link and artificially separate from one sector to another. Composites on one side of the fault do not interfere with composites from the other side, it is controlled with the search ellipsoid and the estimation settings.

For the purpose of the estimation and fill the resource envelopes, a large ellipsoid is used:

Table 10: Search ellipsoid parameters

The maximum number of composites to use is 10 with a minimum of 1 while there is a maximum of 2 composites from the same hole which can be used in the estimation of a block grade.

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Again it is important to recall that this mineral resource estimate reflects the status of the Joanna project as of December 31, 2006, and does not take into account the new Aurizon drilling program currently in progress nor re-assay and extended sampling also in progress. Data from three hundred and eighty one (381) drill holes completed by previous operators have been used for the mineral resource estimate. The holes were drilled between section 7300 East and 9500 East down to 400 meters with an average spacing of forty metres. Aurizon has computerized and validated the historical data available on hard copy documents and has also converted the imperial data into metric as necessary. In preparing the mineral resource estimate, Geostat visited the site, took independent samples and reviewed the core and the data. The current resources are east of 7575mE.

The specific gravity used in the tonnage calculation is 2.68 tonnes per cubic metre.

The estimated resources were classified, according to the specification of the NI 43-101 standards, as measured, indicated and inferred resources. The classification criteria are based on density of sampling data more than proximity of the openings at this stage.

Scheme and the parameters are as follows:

The blocks within an ellipsoid of 50 metres along the East-West strike, 25 metres along the dip and 10 metres across with a minimum of 8 composites from 4 holes are classified as indicated mineral resources. The others within the mineralized envelope are classified as inferred mineral resources.

The resulting mineral resources are the accumulation of all blocks in the model under the bedrock surface less the mined out tonnage.

The 25mEx10mN grid lower left origin of the two following figure is 7550E by 1230mN.

Figure 28: Distribution of Indicated resource (in red) at level 4957m

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Figure 29: Block gold grade distribution in bench 4957Zm.

Figure 30: Longitudinal view of the block model colour coded

The following table presents the resources classified by bench with gold grade above 0.5 g/t. Past production is not excluded from this table.

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Joanna resources by bench openings not excluded
BENCH #	Toe Elev	CH	Tonnage	Au_plot_gt	Class	Tonnage	Au_plot_gt
		Class
1	5005	indicated	0	0.00	inferred	0	0.00
2	5000	indicated	36 322	1.06	inferred	39 614	1.97
3	4995	indicated	78 055	1.40	inferred	205 997	1.59
4	4990	indicated	96 607	1.52	inferred	285 879	1.52
5	4985	indicated	114 302	1.59	inferred	324 323	1.43
6	4980	indicated	140 432	1.83	inferred	324 524	1.42
7	4975	indicated	179 024	1.67	inferred	299 088	1.46
8	4970	indicated	216 142	1.61	inferred	278 988	1.49
9	4965	indicated	247 096	1.56	inferred	278 050	1.54
10	4960	indicated	258 486	1.57	inferred	279 122	1.57
11	4955	indicated	248 168	1.62	inferred	302 572	1.60
12	4950	indicated	233 696	1.66	inferred	315 570	1.60
13	4945	indicated	234 500	1.75	inferred	332 588	1.57
14	4940	indicated	246 962	1.86	inferred	348 132	1.54
15	4935	indicated	236 510	1.96	inferred	388 600	1.46
16	4930	indicated	219 224	2.03	inferred	422 100	1.45
17	4925	indicated	191 754	1.96	inferred	447 694	1.45
18	4920	indicated	184 920	1.94	inferred	475 298	1.45
19	4915	indicated	177 818	1.98	inferred	467 928	1.50
20	4910	indicated	172 324	1.94	inferred	486 286	1.56
21	4905	indicated	151 420	2.00	inferred	512 550	1.62
22	4900	indicated	189 208	2.08	inferred	499 150	1.52
23	4895	indicated	225 388	2.02	inferred	466 320	1.54
24	4890	indicated	248 034	1.97	inferred	436 974	1.56
25	4885	indicated	250 714	1.92	inferred	435 098	1.67
26	4880	indicated	237 046	1.90	inferred	457 744	1.65
27	4875	indicated	195 506	1.81	inferred	503 572	1.59
28	4870	indicated	132 526	1.81	inferred	493 790	1.65
29	4865	indicated	80 534	1.82	inferred	553 554	1.62
30	4860	indicated	61 640	1.79	inferred	546 586	1.61
31	4855	indicated	43 952	1.99	inferred	548 194	1.64
32	4850	indicated	28 274	2.13	inferred	533 588	1.73
33	4845	indicated	27 738	3.68	inferred	504 644	1.81
34	4840	indicated	26 130	1.74	inferred	472 082	1.79
35	4835	indicated	18 760	1.62	inferred	427 996	1.71
36	4830	indicated	9 112	1.43	inferred	391 414	1.67
37	4825	indicated	4 020	1.18	inferred	340 360	1.53
38	4820	indicated	2 010	1.11	inferred	331 114	1.45
39	4815	indicated	0	0.00	inferred	315 838	1.40
40	4810	indicated	0	0.00	inferred	293 728	1.43
41	4805	indicated	0	0.00	inferred	316 642	1.48
42	4800	indicated	0	0.00	inferred	314 364	1.48
43	4795	indicated	0	0.00	inferred	298 284	1.54
44	4790	indicated	0	0.00	inferred	283 544	1.59
45	4785	indicated	0	0.00	inferred	264 114	1.54

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Joanna resources by bench openings not excluded
BENCH #	Toe Elev	CH	Tonnage	Au_plot_gt	Class	Tonnage	Au_plot_gt
		Class
46	4780	indicated	0	0.00	inferred	254 868	1.53
47	4775	indicated	0	0.00	inferred	246 158	1.52
48	4770	indicated	0	0.00	inferred	250 446	1.47
49	4765	indicated	0	0.00	inferred	229 140	1.40
50	4760	indicated	0	0.00	inferred	224 718	1.34
51	4755	indicated	0	0.00	inferred	216 544	1.36
52	4750	indicated	0	0.00	inferred	195 506	1.37
53	4745	indicated	0	0.00	inferred	220 028	1.31
54	4740	indicated	0	0.00	inferred	217 214	1.36
55	4735	indicated	0	0.00	inferred	224 316	1.39
56	4730	indicated	0	0.00	inferred	208 236	1.38
57	4725	indicated	0	0.00	inferred	198 990	1.39
58	4720	indicated	0	0.00	inferred	180 766	1.48
59	4715	indicated	0	0.00	inferred	166 428	1.69
60	4710	indicated	0	0.00	inferred	180 364	1.83
61	4705	indicated	0	0.00	inferred	178 890	1.79
62	4700	indicated	0	0.00	inferred	164 418	1.74
63	4695	indicated	0	0.00	inferred	156 244	1.62
64	4690	indicated	0	0.00	inferred	151 152	1.50
65	4685	indicated	0	0.00	inferred	137 484	1.48
66	4680	indicated	0	0.00	inferred	116 044	1.54
67	4675	indicated	0	0.00	inferred	96 078	1.73
68	4670	indicated	0	0.00	inferred	107 870	1.78
69	4665	indicated	0	0.00	inferred	107 602	1.89
70	4660	indicated	0	0.00	inferred	97 284	1.97
71	4655	indicated	0	0.00	inferred	88 440	2.04
72	4650	indicated	0	0.00	inferred	75 442	2.08
73	4645	indicated	0	0.00	inferred	66 732	2.09
74	4640	indicated	0	0.00	inferred	54 002	2.16
75	4635	indicated	0	0.00	inferred	41 942	2.09
76	4630	indicated	0	0.00	inferred	35 510	2.11
77	4625	indicated	0	0.00	inferred	31 222	2.06
78	4620	indicated	0	0.00	inferred	28 006	2.04
79	4615	indicated	0	0.00	inferred	24 522	1.95
80	4610	indicated	0	0.00	inferred	20 502	1.50
		All	5 444 354	1.82	All Inferred	21 836 706	1.57
		indicated

Table 11: Classified benchwise resources 0.5g/t cut-off (openings not excluded)

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The following table presents the global classified resources, rounded numbers with historical production excluded.

JOANNA MINERAL RESOURCE ESTIMATE

	Indicated			Inferred
Cut-off grade		Gold Grade	Gold		Gold Grade	Gold
(grams per tonne)	Tonnes	Grams/tonne	Ounces	Tonnes	Grams/tonne	Ounces
0	5,505,000	1.76	310,700	23,392,000	1.48	1,116,500
0.5	5,398,000	1.78	308,800	21,838,000	1.57	1,102,500
1	4,583,000	1.95	288,400	16,244,000	1.84	962,800

Table 12: Classified resources historical production excluded numbers are rounded .

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17.2 Mineral reserves

Within the mandate of this study, there is no mineral reserves statement and calculation.

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18- Other Relevant Data and Information

18.1 Validation of resource estimate due to no activation of survey data

With respect to the resources, a survey along some of the holes was not performed during Geostat’s second data transfer from Geotic to Geobase, although this was controlled during the first data transfer. The effect is that some holes do not curve as they should and the intercept within the zone is slightly offset, by a few centimetres up to a few meters.

In order to validate the quality of the current resource estimate, the author carried out verification on two main cross sections of the deposit (Sections 8950E and 8602E). The difference on the interpretation on section 8950E shows an increase of 0.4% in the area while on section 8602E the interpretation shows a decrease of 0.3% for a net difference of less than 0.1% . This small variation is explained by the fact the holes are relatively short holes and underground holes are given priority in the exact location of the zones when conflicting situations occur.

In this validation process, no significant change in the resources grade and tonnage above the 0.5 g/t cut-off was observed, nor in the mineral classification, where the ore zone was slightly shifted. In conclusion, the deactivation of down the hole surveys did not have a significant effect on the actual resources estimation and classification, and the resources estimate is considered valid and reliable by the author.

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18.2 Current diamond drilling

The property is currently being drilled and observation of core and partial confirmation of the grades on the few observed holes indicates extension at depth and western extension of mineralization. If future results are positives this could increase significantly the quality and the quantity of the resources of the Joanna gold deposit.

Figure 31: Diamond drill at Joanna

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18.3 Geotechnical investigation of the overburden

At the request of Aurizon, Geostat has provided a geotechnical investigation program for characterization of the overburden. The program’s aim is to define material behavior for overburden slope design in a future open pit design in addition to providing preliminary data on the hydrogeology of the sector of interest.

During the site visit with Aurizon’s geologist, Elise Bourgault, the author also visited the diamond drilling site and geotechnical drilling site as seen on the following picture. The winter conditions were extremely cold during the week of the site visit.

Figure 32: Geotechnical drilling at Joanna

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19- Interpretation and Conclusions

1.

The imperial and metric system were used with different coordinate system at Hosco and all the data has been converted to metric system into the same coordinate system (GML). All measurements in this report are presented in meters (m), metric tonnes (tonnes), grades in grams per tonnes (g/t) and ounces are in troy ounces unless mentioned otherwise.

2.	The Joanna property (formerly Hosco mine) is located 20 km east of the town of Rouyn-Noranda.

3.

Aurizon Mines Ltd. has an option on the Joanna claims from 90567 Canada Inc. . The property in 2006 was made up of 67 mining claims forming a regular block with an enclave (Vantex) and covering an area of around 1580 hectares. The property, including the early 2007 acquisitions, is now made up of 90 claims.

4.	The property is accessible from Rouyn-Noranda or Val d’Or by road. Highway 117 leads to the gravel road leading to the old shaft concrete slab.

5.

The property is near the city of Rouyn-Noranda ( 39,000 approximate population). This city is a regional center. The area is traditionally a mining area with several operating mines and active exploration companies. Rouyn-Noranda has the necessary infrastructures to support a mining operation.

6.

The Joanna property is on the famous Cadillac break. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite schist separating the Temiskaming and Cadillac groups

7.

Gold mineralization is composed of disseminated sulfides (pyrite, arsenopyrite, pyrrhotite) in deformation and dilicified zones along the Cadillac fault. Small quartz veins of a few centimetres to a metre wide are encountered in these zones.

8.

The Au disseminated mineralization is found in a strongly alterated and deformed corridors, showing an azimuth of N260Ú and a dip 55° to the north-west. These mineralized corridors have an average horizontal width of 20 meters, can be found over a length greater than 1200 meters.

9.	Five zones have been clearly identified with three of them located south of the fault and two of them located on the northern side.

10.	At least 381 exploration holes and test holes were drilled and translated in electronic format.

11.	Old core exists and is being sampled and resampled. Only historical data was used in the modeling and estimation of resources for the purposes of this report.

12.

The Joanna mineral resources in this report were estimated by Geostat qualified persons using the block modeling. The mineralized zones are delimited by the drill hole intercepts, the cross section ore envelopes are subsequently transferred into level plans for estimation with the inverse of the distance in 5mE x2mN x 5mZ regular blocks. Specific gravity used is 2.68.

13.	Geostat has defined a capping level of 25 g/t on the 1m 3D composites.

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14.	As of March 28th, 2007, based on diamond drill hole and underground data available end of December 2006, mineral resources at the Joanna gold deposit are as follows:

JOANNA MINERAL RESOURCE ESTIMATE

		Indicated			Inferred
Cut-off grade		Gold Grade	Gold		Gold Grade	Gold
(grams per tonne)	Tonnes	Grams/tonne	Ounces	Tonnes	Grams/tonne	Ounces
0	5,505,000	1.76	310,700	23,392,000	1.48	1,116,500
0.5	5,398,000	1.78	308,800	21,838,000	1.57	1,102,500
1	4,583,000	1.95	288,400	16,244,000	1.84	962,800

The above figures exclude historical production and numbers are rounded.

15.	The Joanna gold property is a property of merit and additional work should be done.

16.

The actual estimation of resources is more affected by inclusion of zero due to unsampled core than by anything else. New proposed infill drilling, including implementation of down the hole survey procedures, should help in refining the quality of the resources. In addition, the inclusion of the complex underground data currently being computerized will enable the removal of incomplete historical data from the database and transfer some of the indicated resources to measured resources.

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20- Recommendations

  The author considers that there is considerable potential to increase the mineral resources on the property and potential to define mineral reserves by open pit.

  The author recommends Aurizon carry out all the necessary work and property acquisition payments to secure its mining rights with the optionees.

  The author recommends further drilling to increase the lateral extension westward and eastward, as the mineralized zones are open in both directions and at depth.

  The author recommends the following two phase program:

o This first phase: continuation of the current program to confirm extension at depth and laterally, which will also comply with the legal requirements of the option agreement on the Joanna claims of $1 million dollars.

o The second phase has four objectives:

• Complete data compilation of the O’Connor & Henriksen claims for approx. $50,000;

• Initiate metallurgical test work on the new drill core on the original Joanna claims for approx. $50,000;

• Carry out a geophysical survey on the property for approx. $50,000;

• Should drilling from the first phase program prove positive, continue exploration drilling for up to 10,000 metres for approx. $1 million; and carry out 15,000 metres of infill drilling on the original Joanna claims for approx. $1,500,000.

  Within the metallurgical test work program, the author recommends that testing focus on the definition of the best grinding size to liberate the sulfides from the rock and then carrying out the optimization of the flotation process to maximize recovery of the sulfides. The tests should also include scalping of heavies with a knelson concentrator or similar equipment prior to flotation. After the flotation process is optimized, optimization of the grinding cyanidation, to liberate the gold from the sulfides, should be carried out. The fine rejects of this could be returned with the tails of the flotation for filtering. With what we know now and what we have seen with new technologies and possible combination of methodologies, and the actual recoveries from the prior experiences and tests, it appears that potential recoveries in the 95% range could be attained. All the laboratory tests have to be done to properly assess the potential mill recoveries within this scheme. Roasting of concentrate is not an option in Canada any more and, taking into consideration the cold weather in the area, bacterial attack is not recommended.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 88

  The author recommends Aurizon carry out a preliminary economic assessment once current drilling and metallurgical testing are completed to determine the potential economic value of the property.

  If warranted, the Certificates of Authorization required for a bulk sample, in the 100,000 tonnes range and for potential commercial mine production , should be prepared as soon as possible, since obtaining the requisite government approvals can take considerable time.

  In the short term, in addition to previous recommendations, Aurizon should prepare the procedures and obtain the necessary authorizations to drill this summer in the swamp by building a small access road. This should enable Aurizon to start the infill drill program in summer 2007.

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Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 89

21- References

This table is made from the current used and available documents. These documents are available for consultation if required on hard copy or electronic format files.

TITLE
Report: Description des propriétés le long de la faille Larder
Lake-Cadillac Secteur des mines Heva, Hosco et New Rouyn
Merger by Ghislain Fournier January 2006
Report on the Hosco Property by Jean Descarreaux P.Eng.
March 1985
An Investigation of the Recovery of Gold from Hosco Heva
project sample For GML by LakeField 1987
Annual Report Heva Gold Mines
Heva Cadillac Gold Mines LTD., GM- 10957-C, DDH. LOGS
3E - 13E and HV 5W - HV 40W
Hosco Gold Mines LTD., Underground Diamond Drilling '3' -
Indicates third (500) ' level, '2' - Indicates second (350) level, st - 2m11 to st- 2m90 and st - 3m1 to st - 3m99 - A. (K)
1987-88 Exploration Program #2 Hosco - Heva Property
Joannes Township, Quebec
Campagne de sondage 1979 - 1980 secteur HOSCO (copie
de terrain)
HOSCO (10 -491), Trous de surface, logs originaux, HC1 à
HC25, 1w à 26w, HOSCO 1w2 à 11w2, HOSCO 1w3 à
HOSCO Tw3. (P)
HÉVA 10 -491, Anciens journaux de sondages, Mine HÉVA
(surface), P -1 à P - 8, SP-0; SP-00; SP-1; 388; 389; 399. (J)
HÉVA 10 -491, Campagne de sondages 80 - 40 à 80 - 48
(originaux). ( E )
HÉVA 10 -491, Anciens journaux de sondages, Mine HÉVA
(souterrain), Niveau 400': U-400-2 à U-400-13, U-400-15 à U-
400-20, U-400-23 à U-400-34, U-500-1 à U-500 -3. (M)
HÉVA 10 -491, Campagne Hiver 1981, Sondages 81 -1 à 81
-17 (inclusivement). ( G )
HÉVA 10 -491, Campagne de Sondages 80 - 49 à 80 - 56; 80
- 57, 58 transféré à 10 - 922, (originaux). ( F )
Journal des sondages
HÉVA 10 -491, HOSCO Gold Mines LTD., Niveau 500': 3M58
à 3M83, 3M91 à 3M109, 3M113 à 3M116; Niveau 350': 2M50
à 2M57, 2M84 à 2M90
GM - 00735 - B
GM-00735 BP00001 .tif and GM-00735-B P01.pdf
GM-00735 BP00002 .tif and GM-00735-B P02.pdf
GM 00735-B.pdf
Aurizon Projet Joanna
longitudinale5k.dwg, Projet Joanna Longitudinale
plan4500_900n(heva).dwg, Projet Joanna Plan Surface
plan8200e_1000n(hosco).dwg, Projet Joanna Plan Surface

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plan_surface5k.dwg, Projet Joanna Plan Surface
section 8500 me inf125m.dwg, Section 8500 mE (inf + ou -
12.5m)
section 8525 me inf125m.dwg, Section 8525 mE (inf + ou -
12.5m)
section 8550 me inf125m.dwg, Section 8550 mE (inf + ou -
12.5m)
GM42527_cd1
GM42527.pdf, Louvicourt mining management company ltd
agent for Norgold Management Company Ltd
gm42527p001.PDF and Gm42527p001.tif, Bloc ''F'' , Projet
10-491, Localisation des sondages
gm42527p002.PDF and Gm42527p002.tif, Lentille ''B'',
Section Longitudinale
gm42527p003.PDF and Gm42527p003.tif, Lentille ''C'',
Section Longitudinale
gm42527p004.PDF and Gm42527p004.tif, Lentille ''D'',
Section Longitudinale
gm42527p005.PDF and Gm42527p005.tif, Section 184-E-1,
Projet 10-491
gm42527p006.PDF and Gm42527p006.tif, Section 1940 Est
gm42527p007.PDF and Gm42527p007.tif, Section 1940 Est,
Projet 10-491
gm42527p008.PDF and Gm42527p008.tif, Section 1980 Est,
Projet 10-491
gm42527p009.PDF and Gm42527p009.tif, Section 2020 Est
gm42527p010.PDF and Gm42527p010.tif, Section 2020 Est,
Projet 10-491
gm42527p011.PDF and Gm42527p011.tif, Section 2060 Est
gm42527p012.PDF and Gm42527p012.tif, Section 2060 Est,
Projet 10-491
gm42527p013.PDF and Gm42527p013.tif, Section 2300 Est,
Projet 10-491
gm42527p014.PDF and Gm42527p014.tif, Section 2320 Est,
Projet 10-491
gm42527p015.PDF and Gm42527p015.tif, Section 2780 Est
gm42527p016.PDF and Gm42527p016.tif, Section 2840 Est
gm42527p017.PDF and Gm42527p017.tif, Section 2900 Est
GM 47086
GM47086.pdf, Results of the 1984 Diamond drilling campaign
and estimate of reserves on the Heva property, Rouyn-
Noranda area for New Goldcore Ventures AND Amberquest
Resources Ltd
Gm47086p00001.tif, Compilation Vein A, Longitudinal
projection
Gm47086p00002.tif, Compilation Vein A2, Longitudinal
projection
Gm47086p00003.tif, Compilation Vein B2, Longitudinal
projection
Gm47086p00004.tif, Compilation Vein C, Longitudinal
projection
Gm47086p00005.tif, Lens A

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Gm47086p00006.tif, Lens A
Gm47086p00007.tif, Lens A
Gm47086p00008.tif, Lens A
Gm47086p00009.tif, Lens A
Gm47086p00010.tif, Lens A2
Gm47086p00011.tif, Lens A2
Gm47086p00012.tif, Lens B
Gm47086p00013.tif, Lens B
Gm47086p00014.tif, Lens B2
Gm47086p00015.tif, Lens B2
Gm47086p00016.tif, Lens C
Gm47086p00017.tif, 0 + 50 W
Gm47086p00018.tif, 1+ 50W
Gm47086p00019.tif, 1 + 70W
Gm47086p00020.tif, 2 + 50W
Gm47086p00021.tif, 3 + 20W
Gm47086p00022.tif, 3 + 50W
Gm47086p00023.tif, 4 + 25W
Gm47086p00024.tif, 5 + 25W
Gm47086p00025.tif, 5 + 75W
Gm47086p00026.tif, 0 + 50E
Gm47086p00027.tif, 1 + 34E
Gm47086p00028.tif, 2 + 30E
Gm47086p00029.tif, 3 + 50E
Gm47086p00030.tif, 4 + 10E
Gm47086p00031.tif, 4 + 60E
Gm47086p00032.tif, 5 + 21E
Gm47086p00033.tif, 5 + 55E
Gm47086p00034.tif, 6 + 66E
Gm47086p00035.tif, 7 + 53E
Gm47086p00036.tif, 8 + 22E
Gm47086p00037.tif, 8 + 42E
Gm47086p00038.tif, 13 + 00E
Gm47086p00039.tif, 14 + 30E
Gm47086p00040.tif, 16 + 00E
Gm45180_cd1
GM45180.pdf, 1986-87 Exploration program on the Hosco-
Heva property of Eastern Mines LTD and Silver Sceptre
Resources LTDJoannes Township, Québec
gm45180p001.PDF and Gm45180p001.tif, Property Geology
gm45180p002.PDF and Gm45180p002.tif, Heva Block
schematic section 5100 E
gm45180p003.PDF and Gm45180p003.tif, Claim Map
gm45180p004.PDF and Gm45180p004.tif, Surface Plan /
Plan de localisation
gm45180p005.PDF and Gm45180p005.tif, Echantillonnage
niveau SUB ''B'' EL: 4955

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gm45180p006.PDF and Gm45180p006.tif, Echantillonnage
niveau SUB ''B'' TB-B-901-N EL: 4955
gm45180p007.PDF and Gm45180p007.tif, Echantillonnage
niveau SUB ''C'' EL: 4933
gm45180p008.PDF and Gm45180p008.tif, Echantillonnage
niveau SUB ''C'' TB-C-900-N EL: 4933
gm45180p009.PDF and Gm45180p009.tif, Echantillonnage
(niveau 2) EL: 4921
gm45180p010.PDF and Gm45180p010.tif, Echantillonnage
Rampe
gm45180p011.PDF and Gm45180p011.tif, Echantillonnage
Rampe
gm45180p012.PDF and Gm45180p012.tif, Section 4680 Est,
Projet 10-491
gm45180p013.PDF and Gm45180p013.tif, Section 4830 Est,
Projet 10-491
gm45180p014.PDF and Gm45180p014.tif, Section 4850 Est,
Projet 10-491
gm45180p015.PDF and Gm45180p015.tif, Section 5050 Est
gm45180p016.PDF and Gm45180p016.tif, Section 5080 Est,
Localisation 1060N à 1460N, Élévation 4740 à 4460
gm45180p017.PDF and Gm45180p017.tif, Section 5080 Est,
Projet 10-491, Localisation 1060N à 1460N, Élévation 4740 à
5000
gm45180p018.PDF and Gm45180p018.tif, Section 5080 Est,
Localisation 1460N à 1860N, Élévation 4740 à 5000
gm45180p019.PDF and Gm45180p019.tif, Section 5100 Est,
Localisation 1060N à 1460N, Élévation 4740 à 4460
gm45180p020.PDF and Gm45180p020.tif, Section 5100 Est,
Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p021.PDF and Gm45180p021.tif, Section 5100 Est,
Localisation 1460N à 1860N, Élévation 5020 à 4740
gm45180p022.PDF and Gm45180p022.tif, Section 5130 Est,
Localisation 1060N à 1460N, Élévation 4460 à 4740, Projet
10-491
gm45180p023.PDF and Gm45180p023.tif, Section 5130 Est,
Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet
10-491
gm45180p024.PDF and Gm45180p024.tif, Section 5130 Est,
Localisation 1460N à 1860N, Élévation 4460 à 4740
gm45180p025.PDF and Gm45180p025.tif, Section 5130 Est,
Localisation 1460N à 1860N, Élévation 4740 à 5000, Projet
10-491
gm45180p026.PDF and Gm45180p026.tif, Section 5150 Est,
Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p027.PDF and Gm45180p027.tif, Section 5150 Est,
Localisation 1060N à 1460N, Élévation 4760 à 4460
gm45180p028.PDF and Gm45180p028.tif, Section 5150 Est,
Localisation 1460N à 1860N, Élévation 4460 à 4740
gm45180p029.PDF and Gm45180p029.tif, Section 5150 Est,
Localisation 1460N à 1860N, Élévation 4740 à 5000
gm45180p030.PDF and Gm45180p030.tif, Section 5180 Est,
Localisation 1060N à 1460N, Élévation 4460 à 4740
gm45180p031.PDF and Gm45180p031.tif, Section 5180 Est,

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Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p032.PDF, Section 5190 Est, Localisation 1060N à
1460N, Élévation 4740 à 5000, Projet 10-491
Gm45180_cd2
Gm45180p032.tif, Section 5190 Est, Localisation 1060N à
1460N, Élévation 4740 à 5000, Projet 10-491
gm45180p033.PDF and Gm45180p033.tif, Section 5200 Est,
Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet
10-491
gm45180p034.PDF and Gm45180p034.tif, Section 5210 Est,
gm45180p035.PDF and Gm45180p035.tif, Section 5390 Est,
, Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet
10-491
gm45180p036.PDF and Gm45180p036.tif, Section 5390 Est,
Localisation 1460N à 1860N, Élévation 4740 à 5000
gm45180p037.PDF and Gm45180p037.tif, Section 5400 Est,
Localisation 1060N à 1460N, Élévation 4460 à 4740
gm45180p038.PDF and Gm45180p038.tif, Section 5400 Est,
Localisation 660N à 1060N, Élévation 4740 à 5000, Projet
10-491
gm45180p039.PDF and Gm45180p039.tif, Section 5410 Est,
Localisation 660N à 1060N, Élévation 4460 à 4740
gm45180p040.PDF and Gm45180p040.tif, Section 5420 Est,
Localisation 1060N à 1460N, Élévation 4460 à 4740
gm45180p041.PDF and Gm45180p041.tif, Section 5430 Est,
gm45180p042.PDF and Gm45180p042.tif, Section 5440 Est,
gm45180p043.PDF and Gm45180p043.tif, Section 8290 Est,
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p044.PDF and Gm45180p044.tif, Section 8290 Est,
Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p045.PDF and Gm45180p045.tif, Section 8310 Est
gm45180p046.PDF and Gm45180p046.tif, Section 8350 Est
gm45180p047.PDF and Gm45180p047.tif, Section 8390 Est
gm45180p048.PDF and Gm45180p048.tif, Section 8410 Est
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p049.PDF and Gm45180p049.tif, Section 8410 Est,
Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p050.PDF and Gm45180p050.tif, Section 8430 Est,
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p051.PDF and Gm45180p051.tif, Section 8430 Est,
Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p052.PDF and Gm45180p052.tif, Section 8450 Est,
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p053.PDF and Gm45180p053.tif, Section 8450 Est,
Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p054.PDF and Gm45180p054.tif, Section 8490 Est,
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p055.PDF and Gm45180p055.tif, Section 8490 Est,
Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p056.PDF and Gm45180p056.tif, Section 8510 Est
gm45180p057.PDF and Gm45180p057.tif, Section 8530 Est,
Localisation 1340N à 1740N, Élévation 4740 à 4460

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gm45180p058.PDF and Gm45180p058.tif, Section 8530 Est,
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p059.PDF and Gm45180p059.tif, Section 8550 Est
gm45180p060.PDF and Gm45180p060.tif, Section 8570 Est,
Localisation 1340N à 1740N, Élévation 4740 à 4460
gm45180p061.PDF and Gm45180p061.tif, Section 8570 Est,
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p062.PDF and Gm45180p062.tif, Section 8590 Est
gm45180p063.PDF and Gm45180p063.tif, Section 8610 Est,
Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p064.PDF and Gm45180p064.tif, Section 8610 Est,
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p065.PDF and Gm45180p065.tif, Section 8630 Est
gm45180p066.PDF and Gm45180p066.tif, Section 8650 Est
Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p067.PDF and Gm45180p067.tif, Section 8650 Est
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p068.PDF and Gm45180p068.tif, Section 8670 Est
Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p069.PDF and Gm45180p069.tif, Section 8670 Est
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p070.PDF and Gm45180p070.tif, Section 8690 Est
gm45180p071.PDF and Gm45180p071.tif, Section 8710 Est
gm45180p072.PDF and Gm45180p072.tif, Section 8730 Est
gm45180p073.PDF and Gm45180p073.tif, Section 8750 Est
gm45180p074.PDF and Gm45180p074.tif, Section 8770 Est
gm45180p075.PDF and Gm45180p075.tif, Section 8790 Est
Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p076.PDF and Gm45180p076.tif, Section 8790 Est,
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p077.PDF and Gm45180p077.tif, Section 8810 Est
gm45180p078.PDF and Gm45180p078.tif, Section 8830 Est
gm45180p079.PDF and Gm45180p079.tif, Section 8850 Est
gm45180p080.PDF and Gm45180p080.tif, Section 8870 Est
gm45180p081.PDF and Gm45181p081.tif, Section 8890 Est
gm45180p082.PDF and Gm45180p082.tif, Section 8910 Est
gm45180p083.PDF and Gm45180p083.tif, Section 8930 Est
gm45180p084.PDF and Gm45180p084.tif, Section 8950 Est
gm45180p085.PDF and Gm45180p085.tif, Section 8955
(SPECIAL), Localisation 1340N à 1740N, Élévation 5020 à
4740
gm45180p086.PDF and Gm45180p086.tif, Section 8970 Est
gm45180p087.PDF and Gm45180p087.tif, Section 8990 Est
gm45180p088.PDF and Gm45180p088.tif, Section 9010 Est
gm45180p089.PDF and Gm45180p089.tif, Section 9030 Est
Localisation 1340N à 1740N, Élévation 4740 à 4460
gm45180p090.PDF and Gm45180p090.tif, Section 9030 Est
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p091.PDF and Gm45180p091.tif, Section 9050 Est
gm45180p092.PDF and Gm45180p092.tif, Section 9070 Est

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gm45180p093.PDF and Gm45180p093.tif, Section 9090 Est,
Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p094.PDF and Gm45180p094.tif, Section 9090 Est,
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p095.PDF and Gm45180p095.tif, Section 9110 Est,
gm45180p096.PDF and Gm45180p096.tif, Section 9130 Est,
gm45180p097.PDF and Gm45180p097.tif, Section 9150 Est,
gm45180p098.PDF and Gm45180p098.tif, Section 9170 Est,
gm45180p099.PDF and Gm45180p099.tif, Section 9210 Est,
gm45180p100.PDF and Gm45180p100.tif, Section 9230 Est,
gm45180p101.PDF and Gm45180p101.tif, Section 9270 Est,
gm45180p102.PDF and Gm45180p102.tif, Section 9310 Est,
gm45180p103.PDF Section 9370 Est, Localisation 1340N à
1740N, Élévation 5020 à 4740
Gm45180_cd3
Gm45180p103.tif, Section 9370 Est, Localisation 1340N à
1740N, Élévation 5020 à 4740
gm45180p104.PDF and Gm45180p104.tif, Section 9430 Est,
Localisation 1340N à 1740N, Élévation 4740 à 4460
gm45180p105.PDF and Gm45180p105.tif, Section 9430 Est,
Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p106.PDF and Gm45180p106.tif, Section 9490 Est,

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22- Signature Page

     Technical Report
Resource modeling and estimation
Of the Joanna gold deposit

Aurizon Mines Ltd.

Effective Date: March 28th, 2007

Signature Date: May 10th, 2007
(s) Claude Duplessis
Claude Duplessis, Eng.

Systèmes Geostat International Inc.

Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 97

Certificate of Claude Duplessis, eng.

To Accompany the Report entitled

“Technical report – Resource modeling and estimation of the Joanna gold deposit Aurizon Mines Ltd.” dated March 28th, 2007

I, Claude Duplessis, eng., do hereby certify that:

1.	I reside at 3 du Carabinier, Blainville, Quebec, Canada, J7C 5B8.

2.	I am a graduate from the University of Quebec in Chicoutimi, Quebec in 1988 with a B.Sc.A in geological engineering and I have practised my profession continuously since that time.

3.

I am a registered member of the Ordre des ingénieurs du Québec (Registration Number 45523). I am also a registered engineer in the province of Alberta. I am a Member of the Canadian Institute of Mining, Metallurgy and Petroleum and member of the Prospector and Developers Association of Canada.

4.	I am a Senior Engineer and Manager of Geostat Systems International Inc.

5.

I have worked as an engineer for a total of 19 years since my graduation. My relevant experience for the purpose of the Technical Report is: Over 15 years of consulting in the field of Mineral Resource estimation, orebody modelling, mineral resource auditing and geotechnical engineering.

6.

I have read the definition of “qualified person” set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101.

7.	I have prepared and written the technical report to which this certificate is attached. I have personally visited the site on March 8th for one day.

8.	I have no personal knowledge as of the date of this certificate of any material fact or material change, which is not reflected in this report.

9.	I am independent of Aurizon Mines Ltd. applying all of the tests set forth in section 1.4 of NI 43-101 and section 3.5 of NI 43-101 Companion Policy.

10.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of this certificate, to the best of my knowledge, information and belief, the

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technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed at Blainville, Quebec this 10th day of May, 2007

Claude Duplessis, Eng.

Systèmes Geostat International Inc.

Technical report – Resource modeling and estimation of the Joanna gold deposit-2007	Page 99

Appendix 1: CD-ROM containing the project data

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Appendix 2: List of claims

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